SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PORTUGAL TELECOM REPORTS RESULTS
FOR THE FIRST QUARTER OF 2003

Lisbon, Portugal, April 29, 2003 – Portugal Telecom (“PT”) (BVLP: PTCO.IN; NYSE: PT) today announced its unaudited results for the first quarter ending March 31, 2003.

Consolidated operating revenues in the quarter amounted to Euro 1,313 million. EBITDA reached Euro 520 million, equivalent to a margin of 39.6%. EBITDA minus Capex reached Euro 398 million. Net income for the period amounted to Euro 85 million. Operating cash flow amounted to Euro 298 million, equivalent to 22.7% of revenues. Net Debt was reduced by Euro 203 million to Euro 3,834 million from December 31, 2002.

PT’s financial results have been prepared in accordance with Portuguese GAAP and include the results of Vivo (the joint-venture between Portugal Telecom and Telefónica for mobile telephony in Brazil), in which PT has a 50% economic interest, on a proportionally consolidated basis in the first quarter of 2003 and the results of Telesp Celular Participações (“TCP”) on a fully consolidated basis in the first quarter of 2002. Pro-forma information for the first quarter of 2002 including the proportional consolidation of 50% of Vivo’s results and excluding the full consolidation of TCP’s results has also been presented for comparative purposes.

CONSOLIDATED HIGHLIGHTS
(Amounts stated in millions of Euro)

1Q03(1)	1Q02(2)	1Q02(1) Pro-Forma	Δ y.o.y	Δ y.o.y Pro-Forma	4Q02(2)	Δ 1Q/4Q

Operating Revenues	1,312.5	1,428.8	1,457.9	(8.1%)	(10.0%)	1,367.6	(4.0%)
Operating Costs	1,021.0	1,120.3	1,155.2	(8.9%)	(11.6%)	1,065.9	(4.2%)
EBITDA (3)	519.8	558.4	564.2	(6.9%)	(7.9%)	535.5	(2.9%)
Operating Income	291.5	308.4	302.7	(5.5%)	(3.7%)	301.7	(3.4%)
Net Income	84.8	90.2	117.1	(5.9%)	(27.5%)	69.6	21.9%
Net Income excl. Curtailment	147.0	94.0	120.9	57.3%	21.6%	85.0	72.8%
Investments, of which (4):	141.2	283.3	299.6	(50.2%)	(52.9%)	444.2	(68.2%)
Capex (4)	121.9	158.4	174.7	(23.1%)	(30.2%)	258.4	(52.8%)
Financial	19.3	124.9	124.9	(84.5%)	(84.5%)	185.8	(89.6%)
Capex (4) as % of Revenues	9.3%	11.1%	12.0%	(1.8p.p.)	(2.7 p.p.)	18.9%	(9.6 p.p.)
EBITDA minus Capex (4)	397.9	400.0	389.4	(0.5%)	2.2%	277.1	43.6%
Operating Cash Flow (5)	297.5	339.0	n.a.	(12.2%)	n.a.	6.8	n.m.
Net Debt	3,834.1	5,162.8	n.a.	(25.7%)	n.a.	4,037.0	(5.0%)

Key Financial Ratios (%)
EBITDA Margin (6)	39.6%	39.1%	38.7%	0.5 p.p.	0.9 p.p.	39.2%	0.4 p.p.
EBITDA/Net Interest	15.8	14.5	14.6	n.m.	n.m.	10.0	n.m.

Total No. of Customers,	25,463	16,845	22,686	51.2%	12.2%	18,787	35.5%
of which ('000):
Wireline	4,298	4,452	4,452	(3.5%)	(3.5%)	4,342	(1.0%)
Broadband (Cable+Retail ADSL)	224	79	79	183.9%	183.9%	183	22.3%
Wireless	18,579	10,420	16,261	78.3%	14.3%	11,986	55.0%

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.
(3)	EBITDA = Operating Income + Depreciation and Amortization.
(4)	Taking into account the acquisition of the ownership of the fixed network which amounted to Euro 348 million, the total investment and Capex of PT in the fourth quarter of 2002 would have totalled Euro 793 million and Euro 606 million, respectively.
(5)	Operating Cash Flow = EBITDA +/- Non-Current Change in Provisions - Capex (including the acquisition of the ownership of the fixed network in the fourth quarter of 2002) +/- Change in Working Capital.
(6)	EBITDA Margin = EBITDA / Consolidated Operating Revenues.

1. HIGHLIGHTS

  Consolidated Operating Revenues decreased 8.1% to Euro 1,313 million, impacted by a reduction of consolidated revenues of PT Comunicações (“PTC”) of 7.2% and the devaluation of the Brazilian Real (R$) of 44.2% in the first quarter of 2003. Excluding the impact of the devaluation of the Brazilian Real, Consolidated Operating Revenues would have increased by 6.6%.

  Consolidated Operating Costs (which include costs of post retirement benefits of Euro 55 million) amounted to Euro 1,021 million, a decrease of 8.9% over the first quarter of 2002.

  EBITDA decreased 6.9% to Euro 520 million, equivalent to a margin of 39.6%, an increase of 0.5 p.p. over the same period last year. Excluding the impact of the devaluation of the Brazilian Real, EBITDA would have increased by 7.5%.

  Operating Income decreased 5.5% to Euro 291 million, equivalent to an operating margin of 22.2%, an increase of 0.6 p.p. over the same period last year. Excluding the impact of the devaluation of the Brazilian Real, Operating Income would have increased by 6.5%.

  Net Interest Expense amounted to Euro 33 million compared to Euro 39 million in the first quarter of 2002.

  Workforce Reduction Program Costs, covering 425 employees, amounted to Euro 93 million compared to Euro 5 million in the first quarter of 2002. Staff numbers at PTC now stand at 10,022.

  Consolidated Net Income amounted to Euro 85 million compared to Euro 90 million in the first quarter of 2002, a decrease of 5.9%. Excluding the impact of the devaluation of the Brazilian Real and the increase in workforce reduction costs, Consolidated Net Income would have increased by 64.2%.

  Capex decreased 23.1% to Euro 122 million, equivalent to 9.3% of revenues, an improvement of 1.8 p.p. compared to the first quarter of 2002.

  EBITDA minus Capex amounted to Euro 398 million, a decrease of 0.5% compared to the same period last year. Over 80% of PT’s EBITDA minus Capex is generated in Euros by its domestic subsidiaries.

  Net Debt was reduced by Euro 203 million from December 31, 2002. As of March 31, 2003 PT’s net debt stands at Euro 3,834 million and the maturity of the loan portfolio stands at 4.73 years. The reduction in net debt was achieved on the back of a Euro 298 million Operating Cash Flow generation and gains obtained on certain derivative instruments amounting to Euro 48 million. PT’s average cost of debt in the first quarter of 2003 was 3.4%

  PT recorded a provision for income taxes of Euro 79 million. This is a non-cash item which was offset against a reduction of the same amount in the deferred tax asset relating to tax losses carriedforward (Euro 931 million as of December 31, 2002). These tax losses resulted primarily from the corporate restructuring of financial investments completed in December 2002, mainly related to PT’s Brazilian investments.

2. OVERVIEW

PT’s financial results by business segment have been prepared considering certain changes in its reportable segments, as further described in Section 4 below. The main changes comprise the definition of a Wireline reportable segment (which includes PTC, PT Prime and PTM.com), the replacement in the Brazilian Mobile reportable segment of 100% of TCP’s results by the proportional consolidation of 50% of Vivo’s results and the exclusion of PTM.com from the PT Multimedia (“PTM”) reportable segment.

The information presented throughout this release for the first quarter of 2002 has been adjusted to reflect the transfer of PTM.com to the Wireline reportable segment and to exclude its results from the PTM reportable segment. Additionally, pro-forma information is also presented for the first quarter of 2002 considering the proportional consolidation of 50% of Vivo’s results and excluding the full consolidation of TCP’s results.

Additionally, all comparative information regarding Vivo’s results during any quarter in year 2002 is based on pro-forma information on this company, which was formed at the end of 2002.

In the first quarter of 2003 the contribution by business segment for PT Group’s operating revenues, EBITDA, Capex and EBITDA minus Capex was as follows:

CONTRIBUTION BY BUSINESS SEGMENT: OPERATING REVENUES AND EBITDA

1Q03	Revenues(1)	EBITDA

Euro mn	% of Total	Δ y.o.y	Euro mn	% of Total	Δ y.o.y	Mg.(2)

Wireline	541.3	41.2%	(6.0%)	234.8	45.2%	(7.6%)	40.3%
Fixed Line/PTC	467.0	35.6%	(7.2%)	225.8	43.4%	(8.8%)	41.2%
Data & Corporate/PT Prime	55.6	4.2%	(6.7%)	9.4	1.8%	2.0%	13.0%
ISP & Portals/PTM.com	18.8	1.4%	47.4%	(0.4)	(0.1%)	n.m.	(1.8%)
Domestic Mobile/TMN	307.4	23.4%	2.3%	154.1	29.6%	4.6%	43.7%
Brazilian Mobile/Vivo (3)	242.8	18.5%	(32.6%)	100.2	19.3%	(28.2%)	41.3%
PT Multimedia, of which:	163.4	12.5%	7.7%	27.3	5.2%	45.6%	16.7%
Pay TV & Cable Internet	100.9	7.7%	30.6%	24.1	4.6%	85.0%	23.6%
Other	57.5	4.4%	41.0%	3.4	0.7%	n.m.	n.m.

Total	1,312.5	100.0%	(8.1%)	519.8	100.0%	(6.9%)	39.6%

(1)	Revenues are consolidated and therefore adjusted for intra-group transactions.
(2)	Margin calculated based on unconsolidated revenues.
(3)	The Δ y.o.y was calculated using on the 2002 results considering the full consolidation of TCP.

CONTRIBUTION BY BUSINESS SEGMENT: CAPEX AND EBITDA minus CAPEX

1Q03	Capex	EBITDA minus Capex

Euro mn	% of Rev.	Δ y.o.y	Euro mn	% of Total	Δ y.o.y

Wireline	27.4	5.1%	(43.9%)	207.4	52.1%	1.0%
Fixed Line/PTC	25.0	5.3%	(37.1%)	200.8	50.5%	(3.4%)
Data & Corporate/PT Prime	1.2	2.2%	(80.2%)	8.2	2.1%	172.9%
ISP & Portals/PTM.com	1.2	6.5%	(57.6%)	(1.6)	(0.4%)	n.m.
Domestic Mobile/TMN	46.7	15.2%	(31.8%)	107.4	27.0%	36.1%
Brazilian Mobile/Vivo(1)	22.5	9.3%	35.0%	77.7	19.5%	(36.7%)
PT Multimedia, of which:	15.9	9.7%	4.4%	11.4	2.9%	n.m.
Pay TV & Cable Internet	12.8	12.7%	(11.0%)	11.3	2.8%	n.a.
Other	9.4	n.m.	1.4%	(6.0)	(1.5%)	(43.3%)

Total	121.9	9.3%	(23.1%)	397.9	100.0%	(0.5%)

(1)	The Δ y.o.y was calculated using on the 2002 results considering the full consolidation of TCP.

The analysis by business segment is as set out below and has been based on non-consolidated revenues:

  Operating revenues from the Wireline businesses amounted to Euro 583 million in the first quarter of 2003, decreasing 4.9% when compared to the same period last year, mainly due to continued weakness in the Portuguese economy and fixed-to-mobile cannibalization. EBITDA decreased 7.6% to Euro 235 million, equivalent to an EBITDA margin of 40.3%. Capex decreased 43.9% to Euro 27 million in the first quarter of 2003. EBITDA minus Capex increased 1.0% to Euro 207 million.

  PTC maintained a 92% market share in Portugal measured in terms of minutes of outgoing traffic. Tariffs have been updated as from February at CPI minus 2.75%, equivalent to a decrease of 0.25% in real terms. The number of main lines operated by competitors through pre-selection fell 8.3% to 285 thousand at the end of March 2003. The number of PTC’s access lines in service declined 3.7% to 4.1 million (a loss of 44 thousand lines since the end of 2002), whilst ISDN penetration continued to increase and now stands at 20.0% of total equivalent main lines. ADSL wholesale connections reached 78 thousand at the end of March 2003, compared with 53 thousand connections at the end of December 2002 and 5 thousand at the end of March 2002. Originated fixed network traffic per line per day decreased 2.5% to 10.5 minutes. Retail traffic increased 1.5% when compared with the first quarter of 2002. Domestic fixed-to-fixed traffic decreased 7.4% in the first quarter of 2003 compared to a 17.6% drop in the first half of 2002 and a 7.4% reduction in the second half of 2002. Measured in terms of minutes per access line, domestic fixed-to-fixed traffic dropped 3.9% over the first quarter of 2002. Operating revenues at PTC amounted to Euro 548 million, a decrease of Euro 33 million or 5.6% over the same period last year. EBITDA in the period decreased Euro 22 million or 8.8% to Euro 226 million, equivalent to a margin of 41.2%. Excluding the increase in post retirement benefits costs (Euro 9 million), EBITDA would have decreased by 5.2% over the first quarter of 2002. Capex posted a 37.1% decrease to Euro 25 million, equivalent to 4.6% of revenues. EBITDA minus Capex amounted to Euro 201 million, a decrease of 3.4% over the first quarter of 2002.

  PT Prime’s corporate Internet capacity sales climbed by 186% compared to the same period last year, due to the expansion of ADSL. The number of broadband connections, based on the ATM network also rose 44.3%. PT Prime’s operating revenues amounted to Euro 73 million, corresponding to a 2.4% decrease over the first quarter of 2002 despite volume growth and mainly because of continued pricing pressure. EBITDA amounted to Euro 9 million, equivalent to a margin of 13.0%. Capex in the period amounted to Euro 1 million, equivalent to 1.7% of revenues. EBITDA minus Capex rose 173% over the first quarter of 2002 to Euro 8 million.

  PTM.com had 989 thousand dial-up customers at the end of March 2003, a rise of 46.9% over the first quarter of 2002. At the end of the first quarter of 2003 there were 61.4 thousand ADSL customers compared to 3.6 thousand in the same period last year and corresponding to a market share of approximately 80%. Approximately 19 thousand ADSL subscribers were added in the first quarter of 2003. PTM.com’s Sapo portal posted 256 million page views (an increase of 64.5% over March 2002) and 2.6 million unique visitors per month in March 2003. PTM.com’s revenues amounted to Euro 23 million, an increase of 29.4% over the same period last year. EBITDA amounted to negative Euro 0.4 million in the first quarter of 2003. Capex in the period amounted to Euro 1 million, equivalent to 5.4% of revenues.

  TMN added 47 thousand new customers during the quarter. Approximately 31% of the total net additions were postpaid customers, representing a 4.8 p.p. improvement over the same period last year. As at March 31, 2003, TMN had 4.5 million active customers, a growth of 12.3% when compared with March 2002. ARPU in the first quarter of 2003 was Euro 24.1, compared to Euro 27.1 in the first quarter of 2002. The 11.2% reduction in ARPU was mainly due to 24.3% and 21.1% drop in mobile-to-mobile and fixed-to-mobile interconnection fees, respectively, compared to the first quarter of 2002 and lower minutes of usage resulting from challenging economic conditions. Whilst total churn remained stable at 24.7% (or equivalent to 8.7% excluding internal migration-based churn), minutes of usage per customer decreased 7.3% to 118 minutes, mainly driven by a fall in MOU’s of the prepaid customer base. Against this backdrop, operating revenues increased 0.1% to Euro 353 million. Handset sales were down 1.7% to Euro 32 million, whilst service revenues increased by 0.3% to Euro 321 million. The contribution from data services amounted to 8.5% of service revenues compared to 6.6% in the first quarter of 2002. TMN will be increasing its tariffs by approximately 3% from May 1, 2003 to underpin revenue performance in the next quarters. EBITDA in the first quarter of 2003 amounted to Euro 154 million, a rise of 4.6% over the same period last year and equivalent to a margin of 43.7%, an improvement of 1.9 p.p over the same period last year. This EBITDA performance was achieved in part as a result of an 11.4% reduction in subscriber acquisition costs (SACs) to Euro 65.5 in the first quarter of 2003 and an 11.9% drop in CCPU1 to Euro 12.1. Capex in the period decreased 31.8% to Euro 47 million, which includes Euro 33 million from the acquisition of certain intangible assets including additional spectrum from OniWay. Excluding this investment, Capex would have been equivalent to 3.8% of revenues. EBITDA minus Capex amounted to Euro 107 million, a 36.1% increase over the first quarter of 2002.

  Vivo added 29 thousand customers in the first quarter of 2003 with an estimated 40% market share of mobile customers in Brazil. Vivo had around 13.8 million customers at the end of March 2003, an increase of 14.8% over the same period last year. In the first quarter of 2003, Vivo’s operating revenues and EBITDA, stated in Brazilian Reais, increased 12.4% and 25.3%, respectively. EBITDA margin reached 41.3% in the first quarter of 2003 compared to 37.0% in the first quarter last year. ARPU decreased 8.5% to R$ 37.3, as customer mix shifted more towards pre-paid. CCPU in the period amounted to R$ 19.1, a 13.3% drop over the first quarter of 2002. Vivo’s Capex increased 23.0% to R$ 165 million, equivalent to 9.1% of revenues. EBITDA minus Capex amounted to R$ 586 million, a 26% increase over the same period last year.

_______________________________
1CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortization and sales of equipment per user.

In terms of contribution to PT Group results in Euros, Vivo’s operating revenues amounted to Euro 243 million, a decrease of 37.3% compared to the first quarter of 2002 (considering the proportional consolidation of Vivo and excluding the full consolidation of TCP). EBITDA decreased 30.1% to Euro 100 million. EBITDA minus Capex decreased 29.6% to Euro 78 million. Vivo accounted for 19.3% of PT’s EBITDA, 19.5% of EBITDA minus Capex and 13% of PT’s gross debt. PT’s exposure to Brazil (in terms of net assets denominated in Reais) now stands at Euro 2.0 billion, approximately 15% of PT’s total assets in the balance sheet as of March 31, 2003. Over 95% of this is accounted for by the 50% investment in Vivo.

  PTM’s operating revenues increased 7.7% to Euro 164 million in the first quarter of 2003 (14.7% excluding Deltapress in the first quarter of 2002) and EBITDA rose 45.6% to Euro 27 million underpinned by strong pay TV and broadband customer growth, ARPU pick-up and lower programming costs. EBITDA margin improved to 16.7%. PTM’s Capex amounted to Euro 16 million, equivalent to 9.7% of revenues, and EBITDA minus Capex amounted to Euro 11 million.

  Pay TV and Cable Internet posted a 23.6% EBITDA margin in the first quarter, a 7.5 p.p. increase over the first quarter of 2002, and a positive EBITDA minus Capex of Euro 11 million. TV Cabo added 39 thousand customers in the quarter, totalling 1,346 thousand pay-TV customers at the end of March 2003. The penetration of cable-TV homes-connected to homes passed now stands at 47.6% and the overall pay-to-basic ratio now stands at 71.9%. TV Cabo will be increasing the basic package tariff by approximately 5% as from May 1, 2003 and will be updating the tariffs of the premium services during the course of 2003. At the end of March 2003 there were 162 thousand cable modem customers compared to 75 thousand in March 2002. Approximately 22 thousand Netcabo (cable modem service) customers were added in the first quarter of 2003. TV Cabo’s blended ARPU climbed 14.3% to Euro 23.4 as a result of a higher penetration of premium services mainly the broadband internet access service using cable modems. Operating revenues amounted to Euro 102 million, an increase of 25.8% over the first quarter of 2002

  Lusomundo Cinemas sold 2.2 million cinema tickets in Portugal and JN, the leading Portuguese daily newspaper, has reinforced its leadership position in the Portuguese market. Lusomundo Audiovisuais (also including Lusomundo Cinemas) posted operating revenues of Euro 28 million in the first quarter of 2003 and EBITDA reached Euro 5 million. Lusomundo Media posted operating revenues of Euro 35 million in the first quarter of 2003 and a negative EBITDA of Euro 74 thousand.

3. FIRST QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On January 16, 2003, Vivo, through its subsidiary TCP, entered into an agreement with the Brazilian company Fixcel to acquire TCO, the leading mobile operator in the Midwestern and Northern regions of Brazil, with approximately 3 million customers. The proposed acquisition of 100% of TCO will be carried out by TCP and will be executed in three stages through: (1) the acquisition of the common shares of TCO held by Fixcel, which represent 61.1% of TCO’s voting capital, for approximately R$ 1,408 million (Euro 404 million); (2) a public offering to the holders of TCO common shares; and (3) the incorporation of TCO by TCP through a merger of TCP shares for the remaining TCO shares. This acquisition is expected to enhance Vivo’s leadership and competitive position in the Brazilian market, reaching over 17 million customers and a national market share in excess of 50%. The proposed transaction will be completely funded in Reais by TCP and the other mobile companies in Brazil owned by Vivo.

  On February 14, 2003, PT launched its new shared service centre platform (PT Pro), which will look to aggregate and optimize a number of back office processes of the PT Group to reduce costs. PT Pro will allow also for the alignment of accounting and administrative processes within PT, improving the level of internal control and cost reduction by taking advantage of economies of scale.

  On February 21, 2003, PTC updated its tariffs with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and domestic long distance call prices respectively. This corresponds to an annualized price basket decrease in real terms of 0.25% or CPI-2.75%, assuming a 2.5% inflation rate as per the Portuguese State Budget, thus complying with the 2003 price cap of 2.75%. These changes in tariffs represented a further rebalancing effort of fixed telephony’s prices, therefore enhancing PTC’s competitive position in the domestic market.

  On March 24, 2003, TCP signed the definitive share purchase and sale agreement regarding the acquisition of control of TCO, as contemplated in the preliminary agreement of January 16, 2003.

  At the AGM held on April 4, 2003, PT’s shareholders approved the proposal from its Board of Directors to pay a cash dividend of Euro 0.16 per share, amounting to Euro 200.7 million, and corresponding to a pay-out ratio of 51.3%.

  At the above mentioned AGM, the shareholders also approved the composition of PT’s new Board of Directors for the three-year period 2003/2005 and appointed Mr. Ernâni Lopes as Chairman.

  Following this appointment, the Board of Directors chose from among its members the following Executive Committee:

CEO:	Mr. Miguel Horta e Costa
Officers:	Mr. Zeinal Bava
Mr. Carlos Vasconcellos Cruz
Mr. Iriarte Esteves
Mr. Paulo Fernandes

  On April 8, 2003, a new nation-wide brand — “Vivo” — was launched for the 50/50 joint venture between Portugal Telecom and Telefónica for mobile operations in Brazil. Vivo will be a single brand in 19 states and the Brasilia federal district covering 86% of Brazil, approximately 7 million square kilometres, and 75% of the Brazilian population, representing 80% of the Brazilian GDP.

  On April 25, 2003 TCP completed the acquisition of a controlling interest in TCO. The price of the controlling shares was R$ 1,506 million, corresponding to R$ 19.49 per 1,000 common shares acquired. The amount of R$ 308 million was paid on this date to the sellers, and the balance will be paid in instalments pursuant to the terms and conditions of the Final Agreement.

4. ACCOUNTING AND REPORTING CONSIDERATIONS

During the first quarter of 2003, PT adopted a new criteria to recognize revenues relating to the provision of pre-paid services in its mobile businesses, thus aligning its policies with international best practice. This accounting change was effective as of January 1, 2003 and consists of the recognition of revenues related to pre-paid services on a accrued basis, based on the minutes of traffic consumed during the period, instead of on a cash-received basis. The main impact of this change relates to the initial adjustment corresponding to the amount of minutes already paid but not consumed on the day of adoption of the new criteria. The amount in Euros of this adjustment was approximately Euro 59 million as of January 1, 2003. PT had already recorded a provision on its balance sheet as of December 31, 2002 (Euro 59 million) to reflect the impact of this accounting change, and as such reported revenues in year 2003 shall not be affected.

In this release, PT’s financial results by business segment have been prepared considering certain changes to its reportable segments, as compared to previous years, in line with management’s current view of PT’s businesses. PT’s business segments are now as follows:

–      Wireline Businesses, which comprise:

  Fixed Line Business – PTC
  Data and Corporate Business – PT Prime (plus Tradecom)
  ISP and Portals – PTM.com

–     Domestic Mobile – TMN
–      Brazilian Mobile – Vivo
–      Multimedia Businesses – PTM, which comprise:

  Pay TV and Cable Internet – TV Cabo, TV Cabo Audiovisuais and Premium TV
  Cinema Distribution and Exhibition – Lusomundo Audiovisuais
  Newspapers and Radio – Lusomundo Media
  Other Multimedia Operations – PTM and Lusomundo holding companies (plus other subsidiaries of Lusomundo)

–      Other Businesses

  Mascom Wireless, Cellular Operations in Botswana
  PrimeSys – Data Services in Brazil
  Mobitel – Call Centre Services in Brazil
  PT Group Holding and instrumental and service companies

The main changes in PT’s reportable segments made in the first quarter of 2003 were the following:

  Definition of a Wireline reportable segment including PTC and PT Prime, which in 2002 were reported as separate reportable segments, and also PTM.com which in 2002 was included in the Multimedia reportable segment up to September 30, 2002;

  In the Brazilian Mobile, replacement of 100% of TCP’s results by the proportional consolidation of 50% of Vivo, following the incorporation of the 50/50 joint-venture with Telefónica at the end of 2002;

  In the Multimedia reportable segment: (i) exclusion of results of PTM.com (which are now included in the Wireline segment as described above); and (ii) inclusion of TV Cabo Audiovisuais and Premium TV in the Pay TV and Cable Internet sub-segment, which were previously included in Other Multimedia Operations.

5. CONSOLIDATED RESULTS

Operating Revenues

Consolidated operating revenues of PT amounted to Euro 1,313 million, a decrease of 8.1% over the first quarter of 2002. The breakdown of PT’s consolidated revenues by business segment is as set out below:

CONSOLIDATED OPERATING REVENUES
(amounts stated in millions of Euro)

1Q03(1)	1Q02(2)	1Q02(1) Pro-Forma	Δ y.o.y	Δ y.o.y Pro-Forma	4Q02(2)	Δ 1Q/4Q

Wireline	541.3	575.5	575.5	(6.0%)	(6.0%)	570.1	(5.1%)
Fixed Line/PTC	467.0	503.3	503.3	(7.2%)	(7.2%)	492.7	(5.2%)
Fixed Telephone Service	332.0	361.3	361.3	(8.1%)	(8.1%)	348.7	(4.8%)
Wholesale	87.5	91.8	91.8	(4.6%)	(4.6%)	93.7	(6.5%)
Other	47.5	50.1	50.1	(5.2%)	(5.2%)	50.3	(5.5%)
Data & Corporate/PT Prime	55.6	59.6	59.6	(6.7%)	(6.7%)	59.9	(7.2%)
ISP & Portals/PTM.com	18.8	12.7	12.7	47.4%	47.4%	17.5	7.1%
Domestic Mobile/TMN	307.4	300.6	300.6	2.3%	2.3%	331.7	(7.3%)
Brazilian Mobile/Vivo(3)	242.8	360.0	387.4	(32.6%)	(37.3%)	227.3	6.8%
PT Multimedia, of which:	163.4	151.8	151.8	7.7%	7.7%	179.3	(8.8%)
Pay TV & Cable Internet	100.9	77.2	77.2	30.6%	30.6%	91.0	10.9%
Other	57.5	40.8	42.5	41.0%	35.3%	59.2	(2.8%)

Total Revenues	1,312.5	1,428.8	1,457.9	(8.1%)	(10.0%)	1,367.6	(4.0%)

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.
(3)	Considering a Real/Euro average exchange rate of 3.7438 in the 1Q03 and 2.0880 in the 1Q02.

Consolidated revenues from wireline businesses decreased 6.0% over the first quarter of 2002, amounting to Euro 541 million.

PTC’s consolidated revenues amounted to Euro 467 million, a drop of 7.2% over the first quarter of 2002 mainly due to continued weakness in the Portuguese economy and fixed-to-mobile cannibalization. This quarter saw a reduction in the number of access lines in service, lower traffic volumes and increased churn. PTC’s fixed telephony (retail) revenues dropped 8.1% to Euro 332 million. PTC’s wholesale revenues decreased 4.6% to Euro 88 million notwithstanding growth in wholesale volumes and mainly due to lower interconnection rates and leased lines tariff decreases.

PT Prime’s consolidated revenues amounted to Euro 56 million, a decrease of 6.7% over the first quarter of 2002, due to lower contributions from data communication services resulting from increased competition and pricing pressures, despite volume growth during the period.

PTM.com’s consolidated revenues increased to Euro 19 million in the first quarter of 2003 from Euro 13 million in the first quarter of 2002, driven basically by a take-up of the ADSL service, which has over 60 thousand customers and a market share of 80%.

TMN’s consolidated revenues rose by 2.3% over the first quarter of 2002 on the back of customer growth. Service revenues were up 2.7% in the first quarter of 2003 whilst handset sales were down by 1.8%. Revenues from data services accounted for 8.5% of service revenues, representing a 1.9 p.p improvement over the 6.6% contribution in the first quarter last year.

Vivo’s consolidated revenues in Euros decreased 32.6% (37.3% on a pro-forma basis) as a result of the 44.2% devaluation of the Brazilian Real in the first quarter of 2003. Vivo’s revenues, reported in Brazilian Reais amounted to R$ 1,818 million, a pro-forma increase of 12.4% over the first quarter of 2002. On a pro-forma basis, Vivo’s service revenues were up by 10.2% in the first quarter of 2003 whilst handset sales increased 28.9%.

PTM’s consolidated revenues rose 7.7% to Euro 163 million, underpinned by strong showing of TV Cabo, that saw revenues increase 30.6% in the first quarter of 2003. This performance was achieved notwithstanding a 14.8% drop in Lusomundo Media advertising revenues and a 10.8% reduction in revenues at Lusomundo Audiovisuais.

EBITDA

EBITDA decreased 6.9% as a result of the 44.2% devaluation of the Brazilian Real in the first quarter of 2003 and lower contribution of wireline businesses to PT Group EBITDA. The EBITDA contribution by business segment is as set out below:

EBITDA CONTRIBUTION BY BUSINESS SEGMENT
(amounts stated in millions of Euro)

1Q03(1)	1Q02(2)	1Q02(1) Pro-Forma	Δ y.o.y	Δ y.o.y Pro-Forma	1Q03(1) EBITDA Mg.	4Q02(2)	Δ 1Q/4Q

Wireline	234.8	254.2	254.2	(7.6%)	(7.6%)	40.3%	231.0	1.7%
Fixed Line/PTC	225.8	247.6	247.6	(8.8%)	(8.8%)	41.2%	228.1	(1.0%)
Data & Corporate/PT Prime	9.4	9.3	9.3	2.0%	2.0%	13.0%	9.0	4.4%
ISP & Portals/PTM.com	(0.4)	(2.7)	(2.7)	n.m.	n.m.	(1.8%)	(2.6)	(83.6%)
Domestic Mobile/TMN	154.1	147.3	147.3	4.6%	4.6%	43.7%	168.9	(8.8%)
Brazilian Mobile/Vivo	100.2	139.5	143.4	(28.2%)	(30.1%)	41.3%	100.9	(0.7%)
PT Multimedia, of which:	27.3	18.7	18.7	45.6%	45.6%	16.7%	23.1	18.2%
Pay TV & Cable Internet	24.1	13.0	13.0	85.0%	85.0%	23.6%	22.6	6.9%
Other	3.4	(1.3)	0.5	n.m.	n.m.	n.m.	11.6	(70.7%)

Total EBITDA	519.8	558.4	564.2	(6.9%)	(7.9%)	n.a.	535.5	(2.9%)
EBITDA Margin	39.6%	39.1%	38.7%	0.5p.p.	0.9p.p.	n.a.	39.2%	0.4p.p.

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.

Wireline EBITDA in this first quarter amounted to 235 million, a 7.6% reduction over the first quarter of 2002 and equivalent to a margin of 40.3%.

PTC’s EBITDA in the first quarter of 2003 amounted to Euro 226 million, an 8.8% decrease over the same period last year. Notwithstanding the drop in volumes, PTC posted a 41.2% EBITDA margin in the first quarter of 2003 mainly due to PT’s focus on implementing cost cutting initiatives. Operating costs fell 3.4% despite a 19.7% rise in post retirement benefits. Excluding the increase in post retirement benefits costs (Euro 9 million), PTC’s EBITDA would have decreased by 5.2%.

PT Prime’s EBITDA amounted to Euro 9 million, equivalent to a margin of 13.0%. PT Prime margin performance continues to be affected by aggressive price-based competition.

TMN’s EBITDA in the first quarter of 2003 grew 4.6% to Euro 154 million as a result of an increased customer base and a higher contribution to overall revenues from data services. EBITDA margin in the period was 43.7%, a 1.9 p.p. improvement over the first quarter of 2002 due to lower subscriber acquisition costs and cost cutting initiatives, which contributed towards an 11.9% drop of CCPU.

Vivo’s contribution in Euros to PT’s EBITDA in the first quarter of 2003 amounted to Euro 100 million, a pro-forma decrease of 30.1% over the same period last year, which reflects the 44.2% devaluation of the Brazilian Real in the period. Vivo’s EBITDA margin was 41.3% in the first quarter of 2003, a 4.3 p.p. pro-forma increase over the first quarter of 2002. This achievement was largely due to lower costs per user (CCPU was down 13.6%).

PTM’s EBITDA amounted to Euro 27 million, an increase of 45.6% over the first quarter of 2002. This is equivalent to a margin of 16.7%, a 4.3 p.p. improvement over the first quarter last year. The Pay-TV business (TV Cabo) posted an EBITDA of Euro 24 million, a rise of 85.0% over the first quarter of 2002. TV Cabo EBITDA margin reached 23.6%, a 7.5 p.p. improvement over the same period last year. The media business is undergoing significant restructuring and its performance has also been impacted by the contraction of the advertising market. Lusomundo’s EBITDA in the period amounted to Euro 4 million, primarily from the contribution from cinema distribution and exhibition and sale of software (DVDs and PSII games).

Operating Costs

Consolidated operating costs amounted to Euro 1,021 million, a decrease of 8.9% over the first quarter of 2002 and higher than the 8.1% drop in consolidated operating revenues in the period. PT’s operating costs breakdown is as set out below:

CONSOLIDATED OPERATING COSTS
(amounts stated in millions of Euro)

1Q03(1)	1Q02(2)	1Q02(1) Pro-Forma	Δ y.o.y	Δ y.o.y Pro-Forma	1Q03(1) %/Rev.	4Q02(2)	Δ 1Q/4Q

Wages and Salaries	166.5	167.6	169.3	(0.7%)	(1.6%)	12.7%	179.0	(7.0%)
Post Retirement Benefits	54.5	45.5	45.7	19.7%	19.2%	4.2%	44.7	22.0%
Telecommunication Costs	147.7	171.1	180.6	(13.7%)	(18.2%)	11.3%	143.8	2.7%
Consumables Costs	13.9	25.1	25.2	(44.8%)	(45.1%)	1.1%	27.9	(50.4%)
Costs of Products Sold	92.1	116.3	115.1	(20.7%)	(19.9%)	7.0%	133.2	(30.9%)
Marketing and Publicity	27.3	24.2	28.8	12.4%	(5.3%)	2.1%	29.8	(8.4%)
Provision for Receivables	24.5	42.1	41.9	(41.9%)	(41.6%)	1.9%	21.5	13.7%
OG&A	223.0	236.6	244.2	(5.8%)	(8.7%)	17.0%	236.8	(5.9%)
D&A	228.3	249.9	261.4	(8.7%)	(12.7%)	17.4%	233.8	(2.4%)
Other Operating Costs	43.2	41.8	43.0	3.8%	0.4%	3.3%	15.3	182.6%

Total Operating Costs	1,021.0	1,120.3	1,155.2	(8.9%)	(11.6%)	77.8%	1,065.9	(4.2%)

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.

Wages and salaries amounted to Euro 167 million, a decrease of 0.7% over the first quarter of 2002. This cost item has been impacted by the in-sourcing of staff from franchised shops of TCP and the consolidation of PrimeSys as from the second half of 2002. Overall, wages and salaries currently represent 12.7% of consolidated operating revenues, compared to 11.7% in the first quarter of 2002. In the case of wireline businesses, which accounted for 47.6% of the total wages and salaries of PT, these costs fell 4.3% this quarter.

Post retirement benefits increased by Euro 9 million or 19.7% to Euro 55 million. This is primarily due to unfunded liabilities as at December 31, 2002 which stood at Euro 1,990 million, and also to higher charges resulting from the amortization of actuarial losses deferred in previous years as a result of lower returns of the pension funds against the 6% return considered in the actuarial studies. Post retirement benefits represent 4.2% of consolidated operating revenues.

Telecommunications costs amounted to Euro 148 million compared to Euro 171 million in the first quarter of 2002, decreasing 13.7% mainly due to lower volumes at PTC and lower fixed-to-mobile and mobile-to-mobile interconnection fees. Telecommunications costs represent 11.3% of consolidated operating revenues.

Raw materials and consumables costs decreased 44.8% primarily as a result of a reduction in the acquisition of raw materials and consumables. This cost item represents 1.1% of consolidated operating revenues.

Costs of goods sold fell by 20.7% due to lower sales of terminal equipment, which dropped 17.8% during the first quarter of 2003. Lower costs of goods sold also reflects the reduced subsidization of handset sales in mobile operations. This cost item represents 7.0% of consolidated operating revenues.

Marketing and publicity costs amounted to Euro 27 million, compared to Euro 24 million in the first quarter of 2002, equivalent to a 12.4% increase. The growth of marketing and publicity costs reflects mainly the Euro 3.3 million increase of this cost item at TMN as a result of increased advertising of new services, namely MMS. This cost item represents 2.1% of consolidated operating revenues.

Provisions for doubtful receivables, inventories and other decreased 41.9% as a result of higher than expected level of collection of doubtful receivables, which had been provided for in previous years and the effect of the devaluation of the Brazilian Real in relation to the provisions booked by Vivo during the period. This cost item represents 1.9% of consolidated operating revenues.

Other general and administrative costs decreased Euro 14 million or 5.8% to Euro 223 million, reflecting cost reduction initiatives implemented across the PT Group. This cost item represents 17.0% of consolidated operating revenues.

Depreciation and amortization decreased Euro 22 million to Euro 228 million, a decrease of 8.7% over the same period last year. Depreciation charges exceeded Capex, which amounted to Euro 122 million in the first quarter of 2003. This cost item represents 17.4% of consolidated operating revenues.

EBIT in the period amounted to Euro 292 million, a decrease of 5.5% over the first quarter last year. The Group operating margin improved 0.6 p.p. over the first quarter of 2002 to 22.2%.

Net Income

Consolidated Net Income amounted to Euro 85 million in the first quarter of 2003, compared to Euro 90 million in the first quarter of 2002. Excluding staff reduction (curtailment) costs, net income for the first quarter would have risen to Euro 147 million, 57% higher than in the first quarter of 2002.

Net interest Expense in the first quarter of 2003 decreased from Euro 39 million in the first quarter of 2002 to Euro 33 million in the first quarter of 2003. PT’s average cost of debt in the first quarter of 2003 was 3.4%.

Goodwill amortization in the period amounted to Euro 24 million, a decrease of 57.5% due to lower amortization of Vivo’s goodwill in the amount of Euro 18.5 million, as a result of the devaluation of the Brazilian Real and the impairment charge recorded in year 2002.

Equity accounting of losses of affiliated companies decreased to Euro 10 million in the first quarter of 2003, from Euro 56 million in the first quarter of 2002. This caption includes PT’s share of the losses of Médi Telecom amounting to Euro 9 million. The improvement in this caption over the same period last year was mainly due to the fact that the investment in GT is no longer being recorded based on the equity method of accounting and is now being fully consolidated by Vivo.

Net other financial income in the first quarter of 2003 amounted to Euro 42 million, compared to negative Euro 34 million booked in the first quarter of 2002. This caption includes gains from unwinding of certain interest rate derivatives instruments and from changes in the fair value of certain foreign currency derivatives that had been previously used for hedging purposes.

Curtailment and severance costs associated with the work force reduction programs covering 425 employees amounted to Euro 93 million in the first quarter of 2003, compared to Euro 5 million in the same period last year.

The non-cash provision for income taxes amounted to Euro 79 million. The corporate tax rate in Portugal is 33%, but as a number of items including goodwill amortization and equity accounting of earnings of affiliated companies are not considered as tax deductible items for tax purposes in Portugal, the effective income tax rate appears significantly higher. Whilst PT continues to record a provision for income taxes on its profit and loss statement, this is a non-cash item which is offset against a reduction of the same amount in the deferred tax asset relating to tax losses carriedforward (Euro 931 million as of December 31, 2002). These tax losses resulted primarily from the corporate restructuring of financial investments completed in December 2002, mainly related to PT’s Brazilian investments.

6. CAPEX

Capital expenditure has been falling consistently for the PT Group in line with PT’s announced focus on cash flow maximization. The breakdown of Capex by business segment is as set out below:

CAPEX BY BUSINESS SEGMENT
(amounts stated in millions of Euro)

1Q03(1)	1Q02(2)	1Q02(1) Pro-Forma	Δ y.o.y	Δ y.o.y Pro-Forma	4Q02(2)	Δ 1Q/4Q

Wireline	27.4	48.9	48.9	(43.9%)	(43.9%)	72.8	(62.3%)
Fixed Line/PTC (3)	25.0	39.7	39.7	(37.1%)	(37.1%)	64.8	(61.5%)
Data & Corporate/PT Prime	1.2	6.2	6.2	(80.2%)	(80.2%)	7.0	(82.4%)
ISP & Portals/PTM.com	1.2	2.9	2.9	(57.6%)	(57.6%)	0.9	29.4%
Domestic Mobile/TMN	46.7	68.4	68.4	(31.8%)	(31.8%)	101.2	(53.9%)
Brazilian Mobile/Vivo	22.5	16.7	33.0	35.0%	(31.9%)	38.5	(41.6%)
PT Multimedia, of which:	15.9	15.2	15.2	4.4%	4.4%	26.5	(40.1%)
Pay TV & Cable Internet	12.8	14.4	14.4	(11.0%)	(11.0%)	19.7	(34.8%)
Other	9.4	9.3	9.3	1.4%	1.4%	19.3	(51.1%)

Total (4)	121.9	158.4	174.7	(23.1%)	(30.2%)	258.4	(52.8%)

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.
(3)	Taking into account the acquisition of the ownership of the fixed network for Euro 348 million, the total Capex of PTC in the fourth quarter of 2002 would have reached Euro 413 million.
(4)	Taking into account the acquisition of the ownership of the fixed network for Euro 348 million, the total Capex of PT Group in the fourth quarter of 2002 would have reached Euro 606 million.

Wireline’s Capex in the first quarter of 2003 decreased 43.9% to Euro 27 million, equivalent to 4.7% of revenues. PTC’s Capex in this first quarter amounted to Euro 25 million, a 37.1% drop over the first quarter of 2002. As a result, PTC was managed with a Capex to revenues ratio of 4.6%. Approximately 66% of PTC’s Capex was directed towards the upgrade and expansion of the core, local and access networks with state of the art technologies.

During the first quarter of 2003 TMN and Vivo were managed with Capex to revenues ratios of 13.2% and 9.3%, respectively. TMN’s Capex includes Euro 33 million relating to the acquisition of certain intangible assets including additional spectrum from OniWay. Excluding this investment, TMN’s capex-to-sales ratio in the first quarter would have been 3.8%.

Overall, PT’s Capex in the first quarter of 2003 totalled Euro 122 million, equivalent to 9.3% of consolidated revenues.

7. EBITDA MINUS CAPEX AND OPERATING CASH FLOW

The breakdown of EBITDA minus Capex by business segment is as set out below:

EBITDA minus CAPEX BY BUSINESS SEGMENT
(amounts stated in millions of Euro)

1Q03(1)	1Q02(2)	1Q02(1) Pro-Forma	Δ y.o.y	Δ y.o.y Pro-Forma	4Q02(2)	Δ 1Q/4Q

Wireline	207.4	205.3	205.3	1.0%	1.0%	158.2	31.1%
Fixed Line/PTC (3)	200.8	207.9	207.9	(3.4%)	(3.4%)	163.3	22.9%
Data & Corporate/PT Prime	8.2	3.0	3.0	172.9%	172.9%	2.0	305.6%
ISP & Portals/PTM.com	(1.6)	(5.6)	(5.6)	(70.4%)	(70.4%)	(3.5)	(53.1%)
Domestic Mobile/TMN	107.4	78.9	78.9	36.1%	36.1%	67.8	58.5%
Brazilian Mobile/Vivo	77.7	122.7	110.4	(36.7%)	(29.6%)	62.4	24.5%
PT Multimedia, of which:	11.4	3.5	3.5	n.m.	n.m.	(3.5)	n.a.
Pay TV & Cable Internet	11.3	(1.4)	(1.4)	n.a.	n.a.	2.9	n.m.
Other	(6.0)	(10.6)	(8.7)	(43.3%)	(31.2%)	(7.7)	(22.2%)

Total (4)	397.9	400.0	389.4	(0.5%)	2.2%	277.1	43.6%

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.
(3)	Taking into account the acquisition of the ownership of the fixed network for Euro 348 million, the EBITDA minus Capex of PTC in the fourth quarter of 2002 would have reached negative Euro 185 million.
(4)	Taking into account the acquisition of the ownership of the fixed network for Euro 348 million the EBITDA minus Capex of PT Group in the fourth quarter of 2002 would have reached negative Euro 71 million.

PT’s Portuguese businesses in the first quarter of 2003 accounted for over 80% of PT’s EBITDA minus Capex. The wireline businesses accounted for 52.1% of PT’s EBITDA minus Capex. Vivo contributed with 19.5% of EBITDA minus Capex in the first quarter of 2003. The breakdown of Operating Cash Flow of PT is as set out below:

OPERATING CASH FLOW
(amounts stated in millions of Euro)

1Q03(1)	1Q02(2)	Δ y.o.y	4Q02	Δ 1Q/4Q

EBITDA	519.8	558.4	(6.9%)	535.5	(2.9%)
Capex (1)	(121.9)	(158.4)	(23.1%)	(258.4)	(52.8%)
Payment of the balance due related to discounts given
to retired Portuguese citizens(2)	-	-	-	60.4	n.m.
Acquisition of the ownership of the fixed network(3)	-	-	-	(365.0)	n.m.
Non Current Increase/Decrease in Provisions	5.5	10.2	(45.6%)	(2.3)	(342.5%)
Increase/Decrease in Working Capital	(105.9)	(71.2)	48.8%	36.6	(389.6%)

Operating Cash Flow	297.5	339.0	(12.2%)	6.8	n.m.

(1)	Excluding the acquisition of the ownership of the fixed network in the fourth quarter of 2002.
(2)	In negotiations with the Portuguese State for the acquisition of the ownership of the fixed network, the Portuguese Government agreed to pay the balance due at December 31, 2001 related to discounts given to retired Portuguese citizens amounting to Euro 60.4 million.
(3)	Includes the concession rental of 2002 amounting to Euro 17 million. Accordingly, the increase in Capex resulting from this acquisition is Euro 348 million.

In line with PT’s stated focus on cash flow, the Group generated Euro 298 million of operating cash flow in the first quarter of 2003. PT’s net debt fell by over Euro 200 million to Euro 3,834 million.

8. FINANCIAL POSITION AND CONSOLIDATED NET DEBT

Consolidated Balance Sheet

PT’s Balance Sheet is as set out below:

CONSOLIDATED BALANCE SHEET(1)
(amounts stated in millions of Euro)

March 31, 2003	December 31, 2002

Current Assets	4,332.8	4,850.9
Cash and Short Term Investments	1,720.6	2,276.5
Accounts Receivable, Net	1,515.3	1,470.3
Inventories, Net	136.4	149.8
Deferred Tax Assets (Short Term)	805.9	820.0
Prepaid Expenses and Other Current Assets	154.6	134.4
Investments, net	424.4	376.4
Fixed Assets, net	4,412.7	4,575.8
Intangible Assets, net	2,992.0	2,968.7
Deferred Tax Assets (Medium and Long Term)	794.8	877.3
Others	88.4	77.0

Total Assets	13,045.1	13,726.1

Current Liabilities	2,209.1	2,958.0
Short Term Debt	421.6	1,094.4
Accounts Payable	921.1	1,113.1
Accrued Expenses	482.8	460.2
Taxes Payable	103.7	71.1
Deferred Income	236.5	175.1
Deferred Tax Liabilities (Short Term)	43.3	44.2
Medium and Long Term Debt	5,133.0	5,219.1
Accrued Post Retirement Liability	1,166.0	1,061.5
Deferred Tax Liabilities (Medium and Long Term)	355.5	359.0
Provisions for other risks and charges	255.3	353.3
Others	235.1	216.7
Total Liabilities	9,354.0	10,167.6
Minority Interests	470.9	447.2
Total Shareholders' Equity	3,220.2	3,111.3

Total Liab. and Shareholders' Equity	13,045.1	13,726.1

Intangible Assets as a % of Total Assets	22.9%	21.6%
Intangible Assets as a % of Shareholders' Equity	92.9%	95.4%

(1)	Proportionally consolidating 50% of assets and liabilities of Vivo.

PT’s Equity to Total Assets ratio increased from 22.7% on December 31, 2002 to 24.7% on March 31, 2003. The Equity plus Long Term Debt to Total Assets Ratio increased from 60.7% to 64.0%.

PT’s net exposure (assets minus liabilities) to Brazil amounts to R$ 7,387 million (Euro 2,018 million at the Real/Euro exchange rate prevailing at the end of March 2003), over 95% of which is accounted for by the PT’s 50% investment in Vivo. The assets denominated in Brazilian Reais in PT’s balance sheet as of March 31, 2003 amounted to Euro 3,332 million, equivalent to approximately 26% of total assets.

The increase in the accrued post retirement liability during the first quarter of 2003 amounting to Euro 105 million relates to the following items: (1) recording of curtailment costs of Euro 93 million relating to work force reduction covering 425 employees; (2) recording of cost of post retirement benefits for the quarter amounting to Euro 55 million; and (3) recognition of balance due to the pension funds and to PT ACS (healthcare) totalling Euro 43 million leading to a reduction of the same amount in this accrual.

The investment in working capital during the first quarter of 2003 amounted to Euro 106 million, as compared to Euro 72 million in the first quarter of 2002 mainly due to an EU legal requirement for reduction of payment term to suppliers to a maximum period of 60 days. Nevertheless, the investment in working capital is significantly lower than the Euro 195 million booked in the first half of 2002 and Euro 129 million for year 2002.

PT’s gearing ratio (Net Debt/(Net Debt+Equity)) as of March 31, 2003 decreased to 54.4% compared to 56.5% at the end of year 2002. The net debt to EBITDA ratio as of March 31, 2003 was 1.8 times and the EBITDA cover was 15.8 times.

Shareholders’ Equity

As of March 31, 2003, shareholders’ equity amounted to Euro 3,220 million, an increase of Euro 109 million over December 31, 2002, resulting from the net income generated during the period of Euro 85 million and to the positive translation adjustments of Euro 24 million due to the improvement of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.7124 at year end 2002 compared to Euro/R$ 3.7438 at the end of March 2003).

Consolidated Net Debt

The breakdown of PT’s consolidated net debt as of March 31, 2003 is as set out below:

CONSOLIDATED NET DEBT (1)
(amounts stated in millions of Euro)

	March 31,2003	December 31,2002	Δ

Short Term	421.6	1,094.4	(61.5%)
Bank Loans	367.1	257.3	42.7%
Bond Loans	0.0	285.1	(100.0%)
Other Loans	54.5	551.9	(90.1%)
Medium and long term	5,133.0	5,219.1	(1.6%)
Convertible Bond	1,059.0	1,059.0	0.0%
Other Bond Loans	2,724.7	2,724.7	0.0%
Bank Loans	1,235.8	1,289.8	(4.2%)
Other Loans	113.5	145.5	(22.0%)

Total Indebtedness	5,554.6	6,313.5	(12.0%)
Cash and Short Term-Investments	1,720.6	2,276.5	(24.4%)

Net Debt	3,834.1	4,037.0	(5.0%)

Shareholders Loans to TCP/Vivo	653.4	765.6	(14.7%)

(1)	Proportionally consolidating 50% of assets and liabilities of Vivo.

PT’s consolidated net debt as of March 31, 2003 amounted to Euro 3,834 million, a decrease of Euro 203 million compared to year end 2002. This debt reduction was achieved on the back of a Euro 298 million Operating Cash Flow generation and gains obtained on certain derivative instruments amounting to Euro 48 million.

The net debt change in the first quarter of 2003 is as set out below:

NET DEBT CHANGE DURING THE FIRST QUARTER OF 2003
(Amounts stated in millions of Euro)

Net Debt end of 2002	4,037.0

Operating Cash Flow	297.5
Acquisitions of Financial Investments	(27.4)
Interest paid	(94.6)
Translation effects of US dollar and Real Denominated Debt	5.8
Gains on Derivatives Instruments	48.4
Other	(26.9)

Net Debt end of March 2003	3,834.1

Δ Net Debt	(5.0%)

Net Debt Reduction	(202.9)

As of March 31, 2003, 92.4% of PT’s total indebtedness is medium and long term as a result of the refinancing undertaken throughout 2001. As of March 31, 2003, 99.5% of the net debt was at fixed rates and 82.8% of PT’s consolidated net debt was denominated in Euros, 3.5% in US Dollars and 12.7% in Brazilian Reais. All of the debt of PT’s Brazilian subsidiaries is either Real denominated or has been swapped into Reais. PT’s average cost of debt in the first quarter of 2003 was 3.4%. The maturity of PT’s loan portfolio is currently 4.73 years. At the date of this release, the only loans of PT with rating triggers (if PT is downgraded to below BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines in excess of Euro 800 million, of which less than Euro 10 million has been drawn down.

The net debt maturity profile of PT as of March 31, 2003, was as set out below:

NET DEBT MATURITY PROFILE
(Amounts stated in millions of Euro)

Maturity	Net Debt	Notes

2003	(983.9)	Net Cash position in 2003
2004	642.4	Includes an Euro 450.5 million Exchangeable Bond (1)
2005	1,272.0	Includes an Euro 585 million Eurobond (1)
2006	1,489.1	Includes an Euro 490 million Exchangeable Bond and an
		Euro 899.5 million Eurobond (1)
2007	128.6
2008	109.4
2009	957.5	Includes an Euro 879.5 million Eurobond (1)
2010	82.8
2011	64.7
2012	43.9
2013	27.6

Total	3,834.1

(1)	These amounts are net of the nominal value of outstanding Eurobonds and Exchangeable Bonds hold by PT as marketable securities.

Based on current market and business conditions, PT has no refinancing requirements for the remaining three quarters of year 2003.

PT also continues to hold as marketable securities certain of its outstanding Eurobonds and Exchangeable bonds which were acquired in 2002 with an acquisition value of Euro 340 million. As of March 31, 2003 PT holds 25.29%, 10.05% and 12.05% of its 2005 Eurobond, 2006 and 2009 Eurobonds, respectively, and also Euro 118 million of its 2004 and 2006 Exchangeable bonds. The nominal value of these bonds is Euro 354 million.

The gearing ratio (Net Debt/(Net Debt+Equity)) decreased to 54.4% compared to 56.5% at the end of year 2002. The net debt to EBITDA ratio as of March 31, 2003 was 1.8 times and the EBITDA cover was 15.8 times.

9. EMPLOYEES

EMPLOYEES AND PRODUCTIVITY RATIOS

At the end of March 2003, PT’s had 23,073 employees. The breakdown of PT’s employees by business segment is as set out below:

	1Q03(1)	1Q02(2)	Change	Δ y.o.y

Wireline	10,717	11,313	(596)	(5.3%)
PT Comunicações	10,022	10,306	(284)	(2.8%)
PT Prime	491	725	(234)	(32.3%)
ISP and Portals/PTM.com	204	282	(78)	(27.7%)
Domestic Mobile/TMN	1,123	1,201	(78)	(6.5%)
Brazilian Mobile/Vivo	2,735	1,675	1,060	63.3%
PT Multimedia, of which:	2,711	3,450	(739)	(21.4%)
Pay TV & Cable Internet	674	841	(167)	(19.9%)
Other (3)	5,787	3,093	2,694	87.1%

Total Group Employees	23,073	20,732	2,341	11.3%

Domestic Market	16,145	17,607	(1,462)	(8.3%)
International Market	6,928	3,125	3,803	121.7%

Fixed Main Lines per Employee - Portugal	409	413	(4)	(0.9%)

Cards per Employee
TMN	3,984	3,316	668	20.1%
Vivo	5,035	7,164	(2,129)	(29.7%)

(1)	Considering the proportional consolidation of 50% of Vivo.
(2)	Considering the full consolidation of TCP.
(3)	The increase in this caption results basically from employees working in call center operations in Brazil which were outsourced externally in previous years.

The number of staff employed by PT in its Portuguese businesses decreased by 8.3% in the first quarter of 2003. The staff reductions in PT’s wireline businesses would have been greater except for the fact that certain staff previously redeployed to other PT subsidiaries such as PTM are being transferred back to PTC, upon the termination of their secondment contracts. The significant increase in staff in PT’s Brazilian businesses relates principally to the increase in call centre temporary staff members.

10. BUSINESSES PERFORMANCE

Wireline

Wireline	1Q03	1Q02	Δ y.o.y	4Q02	Δ 1Q/4Q

Operating Revenues	583.3	613.3	(4.9%)	610.8	(4.5%)
EBITDA	234.8	254.2	(7.6%)	231.0	1.7%
EBITDA Margin	40.3%	41.4%	(1.2 p.p.)	37.8%	2.4 p.p.
Capex	27.4	48.9	(43.9%)	72.8	(62.3%)
EBITDA minus Capex	207.4	205.3	1.0%	158.2	31.1%
Capex as % of Revenues	4.7%	8.0%	(3.3 p.p.)	11.9%	(7.2 p.p.)

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 4 of the Appendix.

Operating revenues from the Wireline businesses amounted to Euro 583 million in the first quarter of 2003, a decrease of 4.9% compared to the same period last year, mainly as a result of continued weakness in the Portuguese economy and fixed to mobile cannibalization. EBITDA decreased 7.6% to Euro 235 million, equivalent to an EBITDA margin of 40.3% and corresponding to a 1.2 p.p. decrease over the first quarter of 2002. Capex dropped 43.9% to Euro 27 million in the first quarter of 2003, equivalent to 4.7% of sales. EBITDA minus Capex amounted to Euro 207 million, a 1.0% increase over the same period last year.

Fixed Line — PT Comunicações

PT Comunicações	1Q03	1Q02	Δ y.o.y	4Q02	Δ 1Q/4Q

Financials
Operating Revenues	547.7	580.4	(5.6%)	572.1	(4.3%)
EBITDA	225.8	247.6	(8.8%)	228.1	(1.0%)
EBITDA Margin	41.2%	42.7%	(1.4 p.p.)	39.9%	1.3 p.p.
Capex	25.0	39.7	(37.1%)	64.8	(61.5%)
EBITDA minus Capex	200.8	207.9	(3.4%)	163.3	22.9%
Capex as % of Revenues	4.6%	6.8%	(2.3 p.p.)	11.3%	(6.8 p.p.)

Operating Data
Total Lines ('000)	4,099	4,255	(3.7%)	4,143	(1.1%)
F2F Domestic (mn min.)	1,528	1,650	(7.4%)	1,670	(8.5%)
Orig. Traffic/Access/Day (min.)	10.5	10.8	(2.5%)	11.0	(4.4%)
ISDN Penetration Rate (%)	20.0	19.1	0.9 p.p.	19.9	0.1p.p.
Voice Mail Boxes ('000)	1,132	1,341	(15.6%)	1,222	(7.4%)
ADSL Accesses (wholesale)	78	5	n.m.	53	47.8%
Leased Lines Capacity ('000)	1,355	1,493	(9.3%)	1,421	(4.6%)
Call Completion Rate (%)	99.9	99.8	0.1 p.p.	99.9	0.0 p.p.

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 5 of the Appendix.

At the end of March 2003, after three years of full liberalization of the telecommunications market, PTC has successfully maintained a 92% market share of total minutes of outgoing traffic and a 95% market share of access lines. This performance has been achieved on the back of a successful customer retention and recovery strategy based on product differentiation, competitive offer in terms of pricing packages, innovation, customer care, CRM and quality of service.

The current regulatory framework permits competition through alternative provision of telephone service with the build-out of own infrastructure or through carrier pre-selection, which is available for all types of calls. PTC has a track record of full compliance with regulatory requirements. As in other EU countries unbundling of local loop has been implemented progressively, and PTC’s offer has incorporated regulatory requirements relating to tariffs, full and shared access and local sub-loop unbundling.

The number of access lines in pre-selection as of March 31, 2003 was 285 thousand representing an 8.3% decrease over the same period last year. PTC has consistently gained back market share of indirect access traffic, mostly in domestic long distance and international calls, and currently is estimated to have market shares of 84% and 85%, respectively. Market shares of local and regional traffic were approximately 89% and 85%, respectively.

PTC updated its tariffs as from February 21, 2003, with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance calls, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus fully complying with the 2003 price cap of CPI-2.75%, assuming a 2.5% inflation rate as per the Portuguese State Budget. The price cap was settled within the current Universal Service Pricing Convention. These changes in tariffs represent a further rebalancing of fixed telephony’s prices and therefore enhance PTC’s competitive position in the domestic market.

PTC has restructured its interconnection network architecture to allow for more flexibility in interconnection and new tariffs were put in practice as from March, 1, 2003. Compared to the first quarter of 2002, interconnection fees decreased 24.6% for call termination, 28.9% for call origination and 19.6% for transit, to levels close to the European averages. Tariffs of wholesale leased lines were also updated representing an overall average decrease of the leased lines wholesale price basket of 14.6% compared to the first quarter of 2002.

PTC’s ADSL offer on a wholesale basis was re-launched in July 2002, under the brand “Network ADSL PT”. This ADSL package is a plug and play solution. The take up of the ADSL service has increased significantly with 78 thousand ADSL connections at the end of March 2003, compared with 53 thousand connections at the end of 2002. PT’s subsidiaries accounted for an 80% market share of the ADSL retail market at the end of March 2003.

In the first quarter, the number of access lines in service decreased 3.7% (156 thousand lines) to 4.1 million lines, as compared to the same period last year. ISDN penetration continued to increase to 20.0% of total equivalent main lines, whilst voice mail boxes penetration stands at 31.6%

TRAFFIC BREAKDOWN

(in millions of minutes, except *)	1Q03	1Q02	Δ y.o.y	4Q02	Δ 1Q/4Q

Total Traffic, of which:	4,770	5,045	(5.5%)	5,129	(7.0%)
Retail	2,053	2,023	1.5%	2,215	(7.3%)
F2F Domestic	1,528	1,650	(7.4%)	1,671	(8.5%)
Local	935	1,045	(10.5%)	1,011	(7.5%)
Regional	283	310	(8.5%)	305	(7.0%)
DLD	234	248	(5.7%)	250	(6.2%)
Other	75	48	56.1%	105	(28.7%)
F2M	256	277	(7.6%)	276	(7.4%)
Other	174	0	n.m.	169	3.1%
International	95	96	(1.0%)	99	(4.4%)
Wholesale, of which:	2,717	3,022	(10.1%)	2,914	(6.8%)
Internet	1,470	1,720	(14.5%)	1,598	(8.0%)

Orig. Traffic on the Fixed Network	3,889	4,144	(6.1%)	4,196	(7.3%)
Orig. Traffic/Access/Day * (minutes)	10.5	10.8	(2.5%)	11.0	(4.4%)
F2F Domestic/Access/Day * (minutes)	4.1	4.3	(3.9%)	4.4	(5.7%)

Total fixed network traffic in minutes decreased 5.5% over the first quarter of 2002 mainly due to mobile substitution, a more challenging economic environment, higher take-up of broadband products and also due to an increased use of alternative infrastructures by the competition and mobile operators. In the first quarter 2003, retail traffic increased 1.5% year on year. Domestic fixed-to-fixed traffic decreased 7.4% in the first quarter of 2003 compared to a 17.6% drop in the first half of 2002 and a 7.4% reduction in the second half of 2002. Minutes of usage of originated traffic per line per day decreased 2.5% to 10.5 minutes compared to 10.8 minutes per line in the first quarter of 2002. Wholesale traffic posted a 10.1% drop in the first quarter of 2003 impacted by strong Internet access traffic drop of 14.5%, in great part due to the migration of heavy users to the broadband service, and a greater number of competitors using their own infrastructures.

ARPU in the first quarter was Euro 32.9 representing a 3.1% decrease over the Euro 34.0 posted in the first quarter 2002.

In February 2003 PTC launched several initiatives as part of an effort to “reinvent” the wireline business and aimed at improving customer retention and loyalty, increasing usage of the fixed network, enhancing market competitiveness and upgrading the value proposition of the service to customers. These initiatives being carriedout under a program of “Wireline Business Reinvention” include several new pricing packages, bundle offers including traffic and terminal equipment with new features, including SMS, an aggressive promotion of ADSL and new distribution schemes and concepts.

The “Wireline Business Reinvention” also covers new marketing methodologies, in terms of communication, branding, CRM, market segmentation and distribution, and a new wave of cost rationalization, namely through workforce reduction programs that have already covered 425 employees in the first quarter 2003.

Whilst developing its infrastructure with state of the art technologies, promoting an intensive use of SDH and DWDM in the core and access networks and FITL and ASDH based solutions in the local loop in order to provide adequate capacity and coverage for ADSL, PTC was able to reduce by 37.1% its Capex in the first quarter of 2003 to Euro 25 million, equivalent to 4.6% of revenues. Quality of service has been maintained with a call completion rate of 99.9% and less than 3 faults per 100 access lines.

As a result of declining volumes, PTC’s operating revenues decreased 5.6% to Euro 548 million. Fixed telephone service accounted for 61.2% of total operating revenues whilst wholesale accounted for 30.4% of total operating revenues. The breakdown of fixed telephone service revenues between subscription charges and traffic was 46.4% and 53.6%, respectively.

EBITDA amounted to Euro 226 million, corresponding to a decrease of 8.8% over the first quarter of 2002 and a decrease of 1.0% over the fourth quarter of 2002. EBITDA margin in the first quarter of 2003 reached 41.2%. Excluding the increase in post retirement benefits costs (Euro 9 million), EBITDA would have decreased by 5.2% (Euro 13 million) over the first quarter of 2002 and increased 2.9% over the fourth quarter of 2002. PTC was able to maintain solid margins due to effective cost control. PTC’s operating costs dropped Euro 15 million equivalent to 3.4% in the first quarter of 2003, notwithstanding a 19.7% increase in post retirement benefits.

At the end of March 2003 the number of employees was 10 thousand, corresponding to 409 main lines per employee.

Data and Corporate — PT Prime

PT Prime	1Q03	1Q02	Δ y.o.y	4Q02	Δ 1Q/4Q

Financials
Operating Revenues	72.8	74.6	(2.4%)	77.6	(6.2%)
EBITDA	9.4	9.3	2.0%	9.0	4.4%
EBITDA Margin	13.0%	12.4%	0.6 p.p.	11.6%	1.3 p.p.
Capex	1.2	6.2	(80.2%)	7.0	(82.4%)
EBITDA minus Capex	8.2	3.0	172.9%	2.0	305.6%
Capex as % of Revenues	1.7%	8.4%	(6.7 p.p.)	9.0%	(7.3 p.p.)

Operating Data
Data Comm. Accesses ('000)	35.3	35.3	0.0%	35.7	(1.1%)
Data Comm. Capacity ('000)	513.5	412.1	24.6%	508.7	0.9%
Corp. WEB Capacity Sold (Mbps)	1,181.2	413.1	185.9%	846.8	39.5%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 6 of the Appendix.

PT Prime offers integrated voice and data telecommunications solutions, information systems, Internet, e-commerce, B2B and outsourcing of communications networks and services to PT’s 6,500 top accounts, thus constituting PT Group’s commercial front end for corporate customers.

Despite a more aggressive commercial approach by the competitors, both in terms of a broader commercial offer and lower pricing, PT Prime has succeeded in minimizing the Group´s market share loss and has been key in enabling the PT Group to maintain its leadership position in the fixed telephone business in Portugal. PT Prime has consolidated its customer base with an offer of state-of-the-art telecommunications solutions. PT Prime has currently more than a 80% share of the corporate data and integrated solutions market in Portugal.

Data communications capacity increased 24.6%. Frame relay accesses climbed 11.9% and broadband ATM based connections climbed 44.3%. Leased lines capacity to end-users increased 9.7% and leased line digital capacity reached 92.1% of the total leased line capacity. Corporate Internet capacity sold increased 186% compared to the first quarter of 2002, due to the expansion of ADSL. PT Prime has the largest Corporate Internet Data Centre in Portugal.

Operating revenues decreased 2.4% to Euro 73 million, notwithstanding volume growth and mainly due to pricing pressures and challenging economic environment. Significant increases in revenues from broadband, outsourcing and Internet related services were not sufficient to fully offset the drop in data communications and systems integration revenues. PT Prime’s EBITDA amounted to Euro 9 million, equivalent to an EBITDA margin of 13.0%, an increase of 0.6 p.p. over the first quarter of 2002. PT Prime’s Capex amounted to Euro 1 million in the first quarter of 2003, and EBITDA minus Capex to Euro 8 million.

ISP and Portals – PTM.com

PTM.com	1Q03	1Q02	Δ y.o.y	4Q02	Δ 1Q/4Q

Financials
Operating Revenues	22.8	17.6	29.4%	23.6	(3.6%)
EBITDA	(0.4)	(2.7)	(84.3%)	(2.6)	(83.6%)
EBITDA Margin	(1.8%)	(15.1%)	13.3 p.p.	(10.8%)	9.0 p.p.
Capex	1.2	2.9	(57.6%)	0.9	29.4%
EBITDA minus Capex	(1.6)	(5.6)	(70.4%)	(3.5)	(53.1%)
Capex as % of Revenues	5.4%	16.4%	(11.0 p.p.)	4.0%	1.4 p.p.

Operating Data
Dial-up Subscribers ('000)	989	673	46.9%	940	5.3%
Dial-up Traffic (mn hours)	7.1	8.5	(17.2%)	8.1	(13.2%)
ADSL customers ('000)	61.4	3.6	n.m.	42.5	44.5%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 7 of the Appendix.

PTM.com had 989 thousand dial-up customers at the end of first quarter of 2003, a rise of 46.9% over the same period last year. The dial-up customer base generated 7.1 million hours of Internet traffic during the first quarter of this year. PTM.com’s Sapo portal posted 256 million page views (an increase of 64.5% over March 2002) and 2.6 million unique visitors per month in March 2003.

“Sapo ADSL.PT”, a plug and play ADSL service, is available since the third quarter of 2002 and has been targeted mainly to residential customers. A tailor-made solution for SoHo and SMEs has also been available under the brand “Telepac ADSL.PT”. PTM.com added 18,900 ADSL customers in the first quarter of 2003 increasing its customer base to 61,400. PTM.com’s estimated market share in ADSL is approximately 80%.

PTM.com’s revenues amounted to Euro 23 million, an increase of 29.4% over the same period last year. Around 48% of PTM.com’s service revenues are subscription based. PTM.com’s EBITDA in the first quarter of 2003 amounted to a negative Euro 0.4 million. PTM.com has reduced staff numbers by 27.3% year-on-year and shut down a number of less profitable business initiatives in line with its objective to reach an EBITDA break even soon. Capex in the first three months amounted to Euro 1 million.

PT’s Mobile Businesses

PT’s key mobile assets include TMN in Portugal and 50% of Vivo in Brazil, the joint venture between Portugal Telecom and Telefónica for mobile services in Brazil. As of March 31, 2003, these mobile businesses covered approximately 110 million inhabitants and had 18.6 million customers, equivalent to 73.0% of PT’s total subscriber base. These mobile businesses accounted for 41.9% of revenues, 48.9% of EBITDA and 46.5% of EBITDA minus Capex of the PT Group.

Domestic Mobile — TMN

TMN	1Q03	1Q02	Δ y.o.y	4Q02	Δ 1Q/4Q

Financials
Operating Revenues	352.7	352.4	0.1%	380.8	(7.4%)
Service Revenues	321.1	320.3	0.3%	338.1	(5.0%)
Handset Sales	31.6	32.2	(1.7%)	42.7	(26.0%)
EBITDA	154.1	147.3	4.6%	168.9	(8.8%)
EBITDA Margin	43.7%	41.8%	1.9 p.p.	44.4%	(0.7 p.p.)
Capex	46.7	68.4	(31.8%)	101.2	(53.9%)
EBITDA minus Capex	107.4	78.9	36.1%	67.8	58.5%
Capex as % of Revenues	13.2%	19.4%	(6.2 p.p.)	26.6%	(13.3 p.p.)

Operating Data
Active Customers ('000)	4,474	3,982	12.3%	4,426	1.1%
Net Additions ('000)	47	77	(38.3%)	221	(78.5%)
ARPU (Euro)	24.1	27.1	(11.2%)	26.3	(8.5%)
SAC (Euro)	65.5	73.9	(11.4%)	53.0	23.7%
ARPU minus CCPU (Euro)	12.0	13.4	(10.5%)	14.0	(14.4%)

(amounts stated in millions of Euro)
More detailed financial and operational information is set out in Table 8 of the Appendix.

TMN had 4,474 thousand active customers as of March 31, 2003, a 12.3% increase over the the end of the first quarter last year, having added 47 thousand customers in the first quarter of 2003. Approximately 30.7% of TMN’s net additions were postpaid customers, a 4.8 p.p. improvement over the first quarter of 2002. The increased focus on customer loyalty and customer retention led to a 59.9% increase in the number of customer upgrades, which totalled 76 thousand in the first quarter 2003.

Whilst total churn remained stable at 24.7% (8.7% excluding internal churn), the average minutes of usage (“MOU”) in the first quarter of 2003 posted a 7.3% decrease to 118 minutes, compared to 128 minutes in the same period of 2002, mainly driven by a drop in MOU of prepaid customers. The number of SMS messages in the first quarter of 2003 increased 20.4% to 326 million, corresponding to approximately 50 messages per month per active SMS user. The number of active SMS users reached 47.7% of the total customer base, a 2.8 p.p. improvement over the first quarter of 2002. MMS activated handsets at the end of the first quarter of 2003 were 23 thousand, in line with a selective subsidization policy. Video services based on MMS were recently launched. TMN also continued to upgrade its product appeal and differentiation with the launch of new services, like “Kolmi”, a pre-defined message to ask for a reply call. The number of GPRS handsets reached 184 thousand and 21.7% are active users.

ARPU in the first quarter of 2003 decreased to Euro 24.1 from Euro 27.1 last year mainly due to lower interconnection fees. The interconnect bill posted a 24.5% drop as a result of reductions of interconnection fees of 24.3% in mobile to mobile calls and 21.1% in fixed to mobile calls. The average customer bill decreased 4.6% to Euro 17.3 due to the decrease in the average minutes of usage.

Operating revenues of TMN remained flat at Euro 353 million. Service revenues increased 0.3% whilst revenues from handset sales decreased 1.7%. Revenues from data services, namely SMS and WAP services, accounted for 8.5% of service revenues in the first quarter of 2003, a 1.9 p.p. improvement over the first quarter of 2002.

TMN will increase its tariffs across the board by approximately 3% as from May 1, 2003. SMS services tariffs will also be increased by between 2.4% and 3%, but the tariffs of remaining data services including WAP, GPRS and MMS will remain unchanged.

SACs in the first quarter of 2003 stood at Euro 65.5, down from Euro 73.9 in the same period of last year as a result of reduced subsidization. CCPU dropped 11.9% to Euro 12.1 compared to the same period of 2002 reflecting cost control initiatives. ARPU minus CCPU in the first tree months of 2003 was Euro 12.0, a 10.5% decrease over the same period last year.

EBITDA amounted to Euro 154 million, a 4.6% increase over the first quarter of 2002, equivalent to an EBITDA margin of 43.7% and representing a 1.9 p.p. improvement.

Capex in the period totalled Euro 47 million, including Euro 33 million relating to the acquisition of certain intangible assets including additional spectrum from OniWay. Excluding this investment, TMN’s capex-to-sales ratio in the first quarter of 2003 would have reached 3.8% of revenues, a 15.6 p.p. decrease over the first quarter of 2002. Capex was mainly directed towards expansion of network capacity and coverage, improvement of quality of service and customer care.

TMN had 1,123 employees at the end March 2003 and 3,984 customers per employee, representing a 20.1% improvement over the same period of 2002.

Brazilian Mobile — Vivo

Vivo (100%)	1Q03	1Q02 *	Δ y.o.y	4Q02 *	Δ 1Q/4Q

Financials
Operating Revenues	1,817.9	1,617.9	12.4%	1,951.6	(6.9%)
EBITDA	750.2	598.7	25.3%	668.5	12.2%
EBITDA Margin	41.3%	37.0%	4.3 p.p.	34.3%	7.0 p.p.
Capex	164.6	133.8	23.0%	427.2	(61.5%)
EBITDA minus Capex	585.6	464.9	26.0%	241.3	142.7%
Capex as % of Revenues	9.1%	8.3%	0.8 p.p.	21.9%	(12.8 p.p.)

Operating Data
Customers ('000)	13,771	12,000	14.8%	13,742	0.2%
Net Additions ('000)	29	399	(92.8%)	752	(96.2%)
MOU (minutes)	98	107	(8.6%)	106	(7.7%)
ARPU (Reais)	37	41	(8.5%)	40	(7.8%)
ARPU minus CCPU (Reais)	18	19	(2.9%)	19	(5.1%)

(amounts stated in millions of Reais)
* Pro-forma.
The information provided is the proportional consolidation of 100% of Vivo in accordance with Portuguese GAAP.

Vivo had around 13.8 million customers on March 31, 2002, an increase of 14.8% over the first quarter of 2002. Vivo’s net additions in the first quarter of 2003 were 29 thousand. Postpaid customers totalled 3,718 thousand, representing 27.0% of Vivo’s total customer base.

Vivo disconnected 235 thousands prepaid customers in the first quarter of 2003, following the standardization of management practices and adopting a more rigorous criteria to the prepaid service.

As a result of the challenging economic environment in Brazil and the increase of prepaid in the overall customer mix, ARPU in the first quarter of 2003 decreased 8.5% to R$ 37. The blended average minutes of usage were 98, compared to 107 minutes in the same period of 2002. The minutes of usage of post paid customers increased 4.0% to 190 minutes. CCPU dropped 13.3% to R$ 19 in the first quarter of 2003 from R$ 22 in the same period of last year. ARPU minus CCPU amounted to R$ 18 in the first quarter of this year, a decrease of 2.9% over the first quarter of 2002.

Operating revenues, reported in Brazilian Reais, rose 12.4% over the same period of 2002 to R$ 1,818 million. Service revenues increased 10.2% to R$ 1,574 million and handset sales rose 28.9% to R$ 244 million. This performance was mainly achieved on the back of solid subscriber growth and on-going efforts to retain the best ARPU customers.

EBITDA, reported in Brazilian Reais, was R$ 750 million, a 25.3% increase over the first quarter of 2002. The EBITDA margin increased to 41.3% in the first quarter of 2003 from 37.0% in the first quarter of 2002. Vivo’s Capex in the first quarter of 2003 amounted to R$ 165 million, equivalent to 9.1% of sales. EBITDA minus Capex amounted to R$ 586 million, a 26.0% increase.

In terms of contribution to PT Group results in Euros, Vivo’s operating revenues amounted to Euro 243 million, a decrease of 37.3% over the pro-forma results in the first quarter of 2002 (considering the proportional consolidation of Vivo instead of the full consolidation of TCP). On a pro-forma basis, EBITDA decreased 30.1% to Euro 100 million. EBITDA minus Capex decreased 29.6% to Euro 78 million.

PT Multimedia

PT Multimedia	1Q03	1Q02	Δ y.o.y	4Q02	Δ 1Q/4Q

Financials
Operating Revenues	163.5	151.8	7.7%	179.4	(8.9%)
EBITDA	27.3	18.7	45.6%	23.1	18.2%
EBITDA Margin	16.7%	12.3%	4.3 p.p.	12.9%	3.8 p.p.
Capex	15.9	15.2	4.4%	26.5	(40.1%)
EBITDA minus Capex	11.4	3.5	n.m.	(3.5)	n.a.
Capex as % of Revenues	9.7%	10.0%	(0.3 p.p.)	14.8%	(5.1 p.p.)

Operating Data
Pay-TV Subscribers ('000)	1,346	1,187	13.4%	1,307	3.0%
Cable Broadband Accesses ('000)	162	75	115.7%	140	15.6%
Lusomundo Tickets Sold in Portugal (mn)	2.2	2.3	(2.3%)	1.9	18.5%

(amounts stated in millions of Euro)
More detailed financial information is set out in Table 9 of the Appendix.

PTM’s operating revenues amounted to Euro 164 million in the first quarter of 2003, a 7.7% increase over the first quarter of 2002 (14.7% excluding Deltapress in the first quarter of 2002). Around 57% of PTM’s revenues are subscription based and 11% are advertising revenues. EBITDA rose 45.6% to Euro 27 million, equivalent to an EBITDA margin of 16.7% and corresponding to a 4.3 p.p. improvement over the same period last year. PTM’s Capex increased 4.4% in the first quarter of 2003 to Euro 16 million, equivalent to 9.7% of revenues. EBITDA minus Capex increased from Euro 4 million in the first quarter of 2002 to Euro 11 million in the first quarter of 2003. TV Cabo contributed Euro 24 million of EBITDA and Euro 11 million of EBITDA minus Capex.

Pay-TV and Cable Internet – TV Cabo

TV Cabo has already passed 2,400 thousand homes. Approximately 87% of the homes are equipped with interactive capabilities. TV Cabo added 39 thousand clients in the quarter, reaching 1,346 thousand pay-TV customers (1,038 thousand cable and 308 thousand DTH) at the end of March 2003, a 13.4% increase over the same period last year, and equivalent to a market share estimated at 84%. The number of subscribers of the premium services increased 26.2% to 967 thousand, equivalent to a pay to basic ratio of 71.9% which compares to 64.6% in the first quarter of 2002. Pay-TV ARPU reached Euro 19.8, a 4.9% increase over Euro 18.9 booked in the first quarter last year.

The take up of the broadband internet access service using cable modem (Netcabo) is progressing well and at the end of March 2003 TV Cabo already had 162 thousand customers, equivalent to an estimated market share of 69% of the cable broadband market in Portugal. Approximately 22 thousand Netcabo customers were added in the first quarter. The penetration of the Internet service among cable TV subscribers stands at 16%. The ARPU of broadband Internet subscribers is Euro 30.6.

Overall ARPU in the first quarter of 2003 was Euro 23.4, representing an increase of 14.3% over the first quarter last year. Operating revenues amounted to Euro 102 million and EBITDA amounted to Euro 24 million, an increase of 25.8% and 85.0%, respectively, over the first quarter of 2002. EBITDA margin in the first quarter of 2003 (including the consolidation of TV Cabo Audiovisuais and Premium TV) was 23.6%, representing a 7.5 p.p. improvement over the first quarter last year. This was achieved as a result of an effective cost control and renegotiation of programming costs.

Tariffs of the pay-TV basic packages will be increased by approximately 5% as from May 1, 2003. Tariffs of the premium services will also be updated during the course of 2003.

Capex in the first quarter of 2003 decreased 11.0% to Euro 13 million, equivalent to 12.5% of revenues. The fall in Capex was achieved by a significant cut in investments in the interactive TV project and increased preference of customers to buy terminal equipment as opposed to renting. EBITDA minus Capex in the first quarter of 2003 was positive and amounted to Euro 11 million compared to negative Euro 1 million in the first quarter of 2002.

Cinema Distribution and Exhibition – Lusomundo Audiovisuais

In the first quarter of 2003 Lusomundo sold 2.2 million cinema tickets in Portugal and launched 17 new titles. On April 9, 2003 Lusomundo signed an agreement with Warner Bros. Entertainment to acquire the remaining 50% of Warner Lusomundo chain of multiplex cinemas in Portugal. Cinema revenues in the first quarter 2003 amounted to Euro 12 million, a 4.2% increase over the same period last year.

Video activities posted a good performance, notwithstanding a more challenging economic environment and the effect of Easter seasonality, with a 13.6% growth in revenues. Video games revenues decreased 45.5% over the first quarter of 2002, reflecting Easter seasonality and large retail stocks.

Lusomundo Audivisuais operating revenues amounted to Euro 28 million in the first quarter of 2003, representing a 10.8% decrease over the same period last year. EBITDA reached Euro 5 million, a rise of 16.3% over the first quarter of 2002 and equivalent to an 18.3% margin. Capex in the period totalled Euro 2 million, equivalent to 7.4% of revenues.

Newspapers and Radio — Lusomundo Media

Jornal de Notícias is the leading daily Portuguese newspaper, with a circulation of 109 thousand. Diário de Notícias, another daily newspaper owned by Lusomundo, is aiming to improve its market position and recently relaunched its graphics and design as well as its editorial content. The tabloid newspaper 24 Horas increased average circulation by 58.8%. The Portuguese version of National Geographic magazine has been successful, with an average circulation of 79 thousand copies in the first quarter of 2003, consolidating its presence in the market.

Lusomundo Media posted operating revenues of Euro 35 million in the first quarter of 2003, a 14.1% increase over the first quarter of 2002. The first quarter of 2003 was particularly weak in terms of advertising revenues, which contracted 14.8% compared to the same period last year, but was largely offset by increased newspapers circulation and product sales promotions.

Lusomundo Media’s EBITDA fell from Euro 2 million in the first quarter of 2002 to negative Euro 74 thousand in the first quarter of 2003. Recovery in the EBITDA performance of the media division is dependant on the improvement of the outlook of the advertising market and successful implementation of the cost cutting programme, which is in progress. Capex in the period totalled Euro 1 million, equivalent to 2.7% of revenues.

Other Operations

At the end of March 2003, Médi Telecom in Morocco, 31.34% owned by PT, had 1,684 thousand customers, representing a 41% market share. The prepaid customers accounted for 92.7% of total customers of Médi Telecom. The ARPU of Médi Telecom in the first quarter of 2003 was Euro 12. Operating revenues amounted to Euro 61 million, an increase of 30.0% over the first quarter of 2002. EBITDA amounted to Euro 19 million, compared to Euro 3 million in the first quarter of 2002. Capex amounted to Euro 31 million, as compared to Euro 9 million in the first quarter last year. PT reports its investment in Médi Telecom using the equity method of accounting. Its contribution in the first quarter of 2003 was negative Euro 9 million and was included in the income statement under “Equity in Losses/Earnings of Affiliated Companies”.

Mascom in Botswana, in which PT holds 50% plus one share economic and voting interest, had 288 thousand customers at the end of March 2003, an increase of 17.2% over the first quarter of 2002. Mascom has a market share of approximately 71% and prepaid customers account for 96.8% of its total customer base. The ARPU of Mascom was Euro 15. Operating revenues amounted to Euro 13 million, an increase of 0.9% over the first quarter of 2002 and EBITDA amounted to Euro 6 million, a 34.3% increase over the first quarter of 2002, equivalent to a margin of 41.5%, a 10.3 p.p. improvement over the first quarter last year. Capex amounted to Euro 1 million. PT reports this investment on a fully consolidated basis under “Other”.

TABLES TO FOLLOW:

Table 1: Consolidated Profit and Loss Statements
Table 2: Consolidated Balance Sheet
Table 3: Consolidated Operating Revenues
Table 4: Wireline
Table 5: PT Comunicacoes
Table 6: PT Prime
Table 7: PTM.com
Table 8: TMN
Table 9: PT Multimedia

This information is also available on PT’s website www.telecom.pt.

Contact:

Zeinal Bava, PT Group Chief Financial Officer
zeinal.bava@telecom.pt

Vitor Sequeira, PT Group Director, Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax: +351.213556623

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

TABLE 1: CONSOLIDATED PROFIT AND LOSS STATEMENTS

PORTUGAL TELECOM AND SUBSIDIARIES
(amounts in millions of Euro)

1Q 2003 (1)	1Q 2002 (2)	1Q 2002 (1) Pro Forma	Δ	Δ Pro Forma

Consolidated Operating Revenues, of which:	1,312.5	1,428.8	1,457.9	(8.1%)	(10.0%)

Wireline	541.3	575.5	575.5	(6.0%)	(6.0%)
PT Comunicações	467.0	503.3	503.3	(7.2%)	(7.2%)
PT Prime	55.6	59.6	59.6	(6.7%)	(6.7%)
ISP and Portals / PTM.com	18.8	12.7	12.7	47.4%	47.4%
Domestic Mobile / TMN	307.4	300.6	300.6	2.3%	2.3%
Brazilian Mobile / Vivo	242.8	360.0	387.4	(32.6%)	(37.3%)
PT Multimedia, of which:	163.4	151.8	151.8	7.7%	7.7%
Pay TV and Cable Internet / TV Cabo	100.9	77.2	77.2	30.6%	30.6%
Other	57.5	40.8	42.5	41.0%	35.3%

Consolidated Operating Costs and Expenses, of which:	1,021.0	1,120.3	1,155.2	(8.9%)	(11.6%)

Wages and Salaries	166.5	167.6	169.3	(0.7%)	(1.6%)
Post Retirement Benefits	54.5	45.5	45.7	19.7%	19.2%
Costs of Telecommunications	147.7	171.1	180.6	(13.7%)	(18.2%)
Depreciation and Amortisation	228.3	249.9	261.4	(8.7%)	(12.7%)
Subsidies	(5.1)	(7.5)	(7.5)	(33.0%)	(33.0%)
Maintenance and Repairs	32.0	32.3	32.0	(1.1%)	(0.2%)
Own Work Capitalized	(11.9)	(23.3)	(23.3)	(49.0%)	(49.0%)
Raw Materials and Consumables	13.9	25.1	25.2	(44.8%)	(45.1%)
Costs of Products Sold	92.1	116.3	115.1	(20.7%)	(19.9%)
Telephone Directories	22.8	23.0	23.0	(0.6%)	(0.6%)
Marketing and Publicity	27.3	24.2	28.8	12.4%	(5.3%)
Concession Fee	0.3	4.6	4.6	(93.2%)	(93.2%)
Other General and Administrative	223.0	236.6	244.2	(5.8%)	(8.7%)
Provision for Doubtful Receivables and Other	24.5	42.1	41.9	(41.9%)	(41.6%)
Other Net Operating Income	(8.3)	(12.6)	(16.4)	(34.4%)	(49.5%)
Taxes Other than Income Taxes	13.4	25.3	30.6	(46.9%)	(56.1%)

Consolidated Operating Income	291.5	308.4	302.7	(5.5%)	(3.7%)

Other Expenses / (Income) Net, of which:	113.3	183.1	130.7	(38.2%)	(13.3%)

Interest Expenses	129.9	110.6	112.5	17.5%	15.5%
Interest Income	(97.0)	(72.0)	(74.0)	34.7%	31.2%
Net Foreign Currency Exchange Losses / (Gains)	(6.7)	27.6	20.2	n.a.	n.a.
Net Other Financial Expenses / (Income)	(42.2)	33.9	31.6	n.a.	n.a.
Goodwill Amortization	24.0	56.6	46.0	(57.5%)	(47.8%)
Losses / (Gains) on Sales and Disposals of Fixed Assets, Net	0.8	0.8	1.1	0.5%	(27.9%)
Equity in Losses / (Earnings) of Affiliated Companies	9.5	56.0	20.4	(83.0%)	(53.3%)
Work Force Reduction Programme Costs	93.1	5.0	5.0	n.m.	n.m.
Other Non-Operating Expenses/(Income)	1.8	(5.1)	(2.0)	n.a.	n.a.
Extraordinary Items (Losses / (Gains))	0.0	(30.2)	(30.2)	n.a.	n.a.

Consolidated Income Before Income Taxes	178.2	125.3	172.1	42.2%	3.6%

Provision for Income Taxes	(78.8)	(73.1)	(78.2)	7.8%	0.8%
Loss / (Income) Applicable to Minority Interests	(14.6)	37.9	23.2	n.a.	n.a.

Consolidated Net Income for the Period	84.8	90.2	117.1	(5.9%)	(27.5%)

(1) Considering the proportional consolidation of 50% of Vivo.
(2) Considering the full consolidation of TCP.

TABLE 2: CONSOLIDATED BALANCE SHEET

PORTUGAL TELECOM AND SUBSIDIARIES
(amounts in millions of Euro)

(Euro million)	March 31, 2003	December 31, 2002

Current Assets	4,332.8	4,850.9
Cash and Short Term Investments	1,720.6	2,276.5
Accounts Receivable, Net	1,515.3	1,470.3
Inventories, Net	136.4	149.8
Deferred Taxes	805.9	820.0
Prepaid Expenses and Other Current Assets	154.6	134.4
Investments, net	424.4	376.4
Fixed Assets, net	4,412.7	4,575.8
Intangible Assets, net	2,992.0	2,968.7
Deferred Taxes	794.8	877.3
Other Non-Current Assets, net	88.4	77.0

Total Assets	13,045.1	13,726.1

Current Liabilities	2,209.1	2,958.0
Short Term Debt	421.6	1,094.4
Accounts Payable	921.1	1,113.1
Accrued Expenses	482.8	460.2
Taxes Payable	103.7	71.1
Deferred Income	236.5	175.1
Deferred Taxes	43.3	44.2
Medium and Long Term Debt	5,133.0	5,219.1
Accrued Post Retirement Liability	1,166.0	1,061.5
Deferred Taxes	355.5	359.0
Provisions for Other Risks and Charges	255.3	353.3
Other non-Current Liabilities	235.1	216.7
Total Liabilities	9,354.0	10,167.6
Minority Interests	470.9	447.2
Total Shareholders' Equity	3,220.2	3,111.3
Share Capital	1,254.3	1,254.3
Issue Premium	2,149.6	2,149.6
Reserves	1,973.9	1,582.8
Foreign Currency Adjustments	(2,242.4)	(2,266.4)
Net Income	84.8	391.1

Total Liabilities,M.I. and Shareholders' Equity	13,045.1	13,726.1

Note: The information provided regarding March 2003 and December 2002, corresponds to 50% of proportional consolidation of Brasilcel.

TABLE 3: CONSOLIDATED OPERATING REVENUES
(amounts in millions of Euro)

1Q 2003 (1)	1Q 2002 (2)	1Q 2002 (1) Pro Forma	Δ	Δ Pro Forma

Wireline	541.3	575.5	575.5	(6.0%)	(6.0%)

PT Comunicações	467.0	503.3	503.3	(7.2%)	(7.2%)

Fixed Telephone Service	332.0	361.3	361.3	(8.1%)	(8.1%)
Domestic	305.8	332.4	332.4	(8.0%)	(8.0%)
Fixed Charges	155.3	159.4	159.4	(2.6%)	(2.6%)
Traffic	150.5	173.0	173.0	(13.0%)	(13.0%)
Local	31.4	37.0	37.0	(15.1%)	(15.1%)
Regional	15.3	19.7	19.7	(22.5%)	(22.5%)
National	17.4	19.9	19.9	(12.5%)	(12.5%)
Fixed-Mobile	81.8	94.1	94.1	(13.0%)	(13.0%)
Other	4.6	2.3	2.3	100.0%	100.0%
International	26.2	28.9	28.9	(9.5%)	(9.5%)
Wholesale	87.5	91.8	91.8	(4.6%)	(4.6%)
Traffic	52.9	52.6	52.6	0.6%	0.6%
Leased Lines	25.2	30.7	30.7	(17.9%)	(17.9%)
Telecast	7.7	8.5	8.5	(10.1%)	(10.1%)
ADSL	1.8	-	-	n.a.	n.a.
Sales	6.0	6.3	6.3	(4.4%)	(4.4%)
Directories	34.5	34.7	34.7	(0.5%)	(0.5%)
Other	6.9	9.1	9.1	(24.6%)	(24.6%)

PT Prime	55.6	59.6	59.6	(6.7%)	(6.7%)

Data Communications	21.6	25.2	25.2	(14.3%)	(14.3%)
Leased Lines	13.8	14.3	14.3	(3.4%)	(3.4%)
Network Manag. & Outsourcing	4.7	2.7	2.7	73.8%	73.8%
Sales and Other	15.5	17.4	17.4	(10.9%)	(10.9%)

ISP and Portals / PTM.com	18.8	12.7	12.7	47.4%	47.4%

Domestic Mobile / TMN	307.4	300.6	300.6	2.3%	2.3%

Services Rendered	277.2	269.8	269.8	2.7%	2.7%
Sales and Other	30.3	30.8	30.8	(1.8%)	(1.8%)

Brazilian Mobile / Vivo	242.8	360.0	387.4	(32.6%)	(37.3%)

Services Rendered	210.3	313.6	342.2	(33.0%)	(38.6%)
Sales and Other	32.5	46.3	45.2	(29.8%)	(28.1%)

Multimedia / PTM	163.4	151.8	151.8	7.7%	7.7%

Pay TV and Cable Internet	100.9	77.2	77.2	30.6%	30.6%
Lusomundo - Audiovisuals	10.4	12.1	12.1	(14.3%)	(14.3%)
Lusomundo - Media	15.4	17.7	17.7	(13.0%)	(13.0%)
Other Multimedia Operations	36.7	44.7	44.7	(17.9%)	(17.9%)

Other	57.5	40.8	42.5	41.0%	35.3%

Total Operating Revenues	1,312.5	1,428.8	1,457.9	(8.1%)	(10.0%)

(1) Considering the proportional consolidation of 50% of Vivo.
(2) Considering the full consolidation of TCP.

TABLE 4: WIRELINE (1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1Q 2003	1Q 2002	Δ

Services Rendered	540.8	571.0	(5.3%)
Sales and Other	42.5	42.3	0.5%

Operating revenues	583.3	613.3	(4.9%)

Wages and Salaries	79.2	82.8	(4.3%)
Post Retirement Benefits	53.8	44.9	19.7%
Costs of Telecommunications	114.2	124.8	(8.5%)
Depreciation and Amortization	101.5	105.2	(3.5%)
Own Work Capitalized	(6.9)	(18.1)	(62.2%)
Marketing and Publicity	6.5	7.1	(8.4%)
Concession Fee	0.0	4.3	(100.0%)
Other General & Administrative	48.4	52.1	(6.9%)
Other Net Operating Costs	53.2	61.3	(13.2%)

Operating Costs and Expenses	450.0	464.3	(3.1%)

Operating Income	133.3	149.0	(10.5%)

Interest and Related Expenses	13.9	10.0	39.7%
Interest and Related Income	(6.6)	(9.0)	(27.0%)
Losses / (Gains) on Sales and Disposals of Fixed Assets, Net	0.7	(0.5)	n.a.
Equity in Earnings of Affiliated Companies	1.0	4.1	(75.2%)
Work Force Reduction Program Costs	93.1	5.0	n.m.
Other Non Operating Expenses / (Income)	1.3	1.9	(27.5%)

Income Before Income Tax	29.8	137.6	(78.3%)

Provision For Income Tax	(12.0)	(49.3)	(75.6%)

Net Income	17.7	88.3	(79.9%)

OTHER FINANCIAL INFORMATION	1Q 2003	1Q 2002	Δ

EBITDA (Operating Income + Depreciation and Amortization)	234.8	254.2	(7.6%)
EBITDA Margin (EBITDA / Operating Revenues)	40.3%	41.4%	(1.2p.p.)
Capex	27.4	48.9	(43.9%)
Capex as % of Revenues	4.7%	8.0%	(3.3p.p.)

(1) Includes intra-group transactions.

TABLE 5: PT COMUNICAÇÕES (1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS		1Q 2003	1Q 2002	Δ

Services Rendered		507.1	539.4	(6.0%)
Sales and Other		40.6	41.0	(1.1%)

Operating revenues		547.7	580.4	(5.6%)

Wages and Salaries		68.4	69.9	(2.2%)
Post Retirement Benefits		53.8	44.9	19.7%
Costs of Telecommunications		114.8	120.3	(4.6%)
Depreciation and Amortization		92.3	96.1	(4.0%)
Own Work Capitalized		(6.9)	(17.6)	(61.1%)
Marketing and Publicity		4.1	4.7	(14.5%)
Concession Fee		0.0	4.2	(100.0%)
Other General & Administrative		47.8	54.3	(12.0%)
Other Net Operating Costs		40.0	52.1	(23.2%)

Operating Costs and Expenses		414.2	428.9	(3.4%)

Operating Income		133.5	151.5	(11.9%)

OTHER FINANCIAL INFORMATION		1Q 2003	1Q 2002	Δ

EBITDA (Operating Income + Depreciation and Amortization)		225.8	247.6	(8.8%)
EBITDA Margin (EBITDA / Operating Revenues)		41.2%	42.7%	(1.4p.p.)
Capex		25.0	39.7	(37.1%)
Capex as % of Revenues		4.6%	6.8%	(2.3p.p.)

OPERATING DATA	Units	1Q 2003	1Q 2002	Δ

Fixed Telephone Service
Main Lines in Service	thousand	4,099	4,255	(3.7%)
Main Lines per 100 Inhabitants	No.	41.7	42.2	(3.5%)
ISDN Equivalent Main Lines	thousand	819	812	0.9%
ISDN Penetration Rate	%	20.0	19.1	0.9 p.p.
Total Traffic	min.*106	4,770	5,045	(5.5%)
Retail		2,053	2,023	1.5%
Total Originated Traffic on the Fixed Network		3,889	4,144	(6.1%)
Originated Traffic per Access per Day	minutes	10.5	10.8	(2.5%)
Average Weighted Price Change (price basket):	%	(1.2)	(0.5)	(0.7p.p.)
Installation		0.0	0.0	0.0 p.p.
Subscription		1.7	1.9	(0.3p.p.)
Local		0.2	0.0	0.2 p.p.
Regional		(4.6)	(7.1)	2.5 p.p.
National		(6.6)	(6.0)	(0.6p.p.)
International		0.0	(0.7)	0.7 p.p.
Wholesale
ADSL Accesses	thousand	77.9	5.0	n.m.
Traffic	min.*106	2,717	3,022	(10.1%)
Internet		1,470	1,720	(14.5%)
Interconnection Traffic Price Change:	%	(26.4)	(7.0)	(19.4
Call Origination		(28.9)	(10.6)	(18.3
Call Termination		(24.6)	(10.0)	(14.6
Transit		(19.6)	(12.8)	(6.8p.p.)
Leased Lines
Price Basket Change		(14.6)	0.0	(14.6
Number of Leased Lines	thousand	56.4	59.1	(4.5%)
Capacity (equivalent to 64 kbps)	thousand	1,355	1,493	(9.3%)
Digital	%	98.6	98.6	(0.0 p.p.)

(1) Includes intra-group transactions.

TABLE 6: PT PRIME (1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS		1Q 2003	1Q 2002	Δ

Services Rendered		72.0	73.5	(2.0%)
Sales		0.8	1.2	(28.5%)

Operating revenues		72.8	74.6	(2.4%)

Wages and Salaries		8.3	9.6	(13.3%)
Costs of Telecommunications		36.8	41.7	(11.9%)
Depreciation and Amortization		6.9	7.0	(1.6%)
Own Work Capitalized		(0.0)	(0.5)	(98.4%)
Marketing and Publicity		0.7	0.6	17.9%
Other General & Administrative		10.6	8.0	32.8%
Other Net Operating Costs		7.0	6.0	16.8%

Operating Costs and Expenses		70.2	72.4	(2.9%)

Operating Income		2.6	2.2	13.6%

OTHER FINANCIAL INFORMATION		1Q 2003	1Q 2002	Δ

EBITDA (Operating Income + Depreciation and Amortization)		9.4	9.3	2.0%
EBITDA Margin (EBITDA / Operating Revenues)		13.0%	12.4%	0.6 p.p.
Capex		1.2	6.2	(80.2%)
Capex as % of Revenues		1.7%	8.4%	(6.7p.p.)

OPERATING DATA	Units	1Q 2003	1Q 2002	Δ

Total Data Communication Accesses	thousand	35.3	35.3	(0.0%)
Frame Relay		10.9	9.7	11.9%
Broadband		0.8	0.6	44.3%
Corporate WEB Capacity Sold	Mbps	1,181	413	185.9%
Leased Lines to End Users
Number of Leased Lines	thousand	20.0	21.5	(6.9%)
Capacity (equivalent to 64 kbps)	thousand	121.1	110.4	9.7%
Digital	%	92.1	90.5	1.6 p.p.

(1) Includes intra-group transactions.

TABLE 7: PTM.COM (1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS		1Q 2003	1Q 2002	Δ

Services Rendered		21.7	17.4	24.4%
Sales		1.1	0.2	n.m.

Operating revenues		22.8	17.6	29.4%

Wages and Salaries		2.6	3.3	(22.1%)
Costs of Telecommunications		12.2	11.1	10.6%
Depreciation and Amortization		2.4	2.1	13.7%
Marketing and Publicity		1.8	1.8	2.0%
Other General & Administrative		4.7	3.1	49.2%
Other Net Operating Costs		1.9	1.0	90.2%

Operating Costs and Expenses		25.6	22.3	14.4%

Operating Income		(2.8)	(4.8)	(41.2%)

OTHER FINANCIAL INFORMATION		1Q 2003	1Q 2002	Δ

EBITDA (Operating Income + Depreciation and Amortization)		(0.4)	(2.7)	(84.3%)
EBITDA Margin (EBITDA / Operating Revenues)		(1.8%)	(15.1%)	(13.3 p.p.)
Capex		1.2	2.9	(57.6%)
Capex as % of Revenues		5.4%	16.4%	(11.0 p.p.)

OPERATING DATA	Units	1Q 2003	1Q 2002	Δ

PTM.com
ADSL Accesses	thousand	61.4	3.6	n.m.
Dial-up Subscribers	thousand	989	673	46.9%
Sapo Portal (March):	million
Page Views per Month		256	156	64.5%
Unique Visitors per Month		2.6	2.1	20.7%

1) Includes intra-group transactions.

TABLE 8: TMN (1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS		1Q 2003	1Q 2002	Δ

Services Rendered		321.1	320.3	0.3%
Sales		31.6	32.2	(1.7%)

Operating Revenues		352.7	352.4	0.1%

Wages and Salaries		12.7	10.8	17.1%
Costs of Telecommunications		74.1	85.9	(13.7%)
Depreciation and Amortization		48.4	42.5	14.1%
Own Work Capitalized		(0.9)	(1.3)	(33.9%)
Cost of Products Sold		35.3	39.3	(10.1%)
Marketing and Publicity		6.4	3.1	107.6%
Other General & Administrative		49.6	46.5	6.7%
Other Net Operating Costs		21.4	20.8	2.8%

Operating Costs and Expenses		247.1	247.6	(0.2%)

Operating Income		105.7	104.9	0.8%

Interest and Related Expenses		3.8	2.2	74.1%
Interest and Related Income		(1.6)	(0.7)	120.7%
Losses / (Gains) on Sales and Disposals of Fixed Assets, Net		0.1	1.4	n.m.
Other Non Operating Expenses / (Income)		1.6	1.3	25.6%

Income Before Income Tax		101.8	100.8	1.0%

Provision for Income Tax		(25.4)	(33.9)	(25.2%)

Net Income		76.4	66.9	14.2%

OTHER FINANCIAL INFORMATION		1Q 2003	1Q 2002	Δ

EBITDA (Operating Income + Depreciation and Amortization)		154.1	147.3	4.6%
EBITDA Margin (EBITDA / Operating Revenues)		43.7%	41.8%	1.9 p.p.
Capex		46.7	68.4	(31.8%)
Capex as % of Revenues		13.2%	19.4%	(6.2p.p.)

OPERATING DATA	Units	1Q 2003	1Q 2002	Δ

TMN Active Customers	thousand	4,474	3,982	12.3%
Prepaid	%	83.4	83.5	0.0 p.p.
WAP Terminals	thousand	906	637	42.1%
TMN Net Additions	thousand	47	77	(38.3%)
Data (% of Service Revenues)%		8.5	6.6	1.9 p.p.
ARPU	Euro	24.1	27.1	(11.2%)
Customer Bill		17.3	18.1	(4.6%)
Interconnection		6.8	9.0	(24.5%)
MOU	Minutes	118.4	127.7	(7.3%)
ARPM	Euro/100	20.4	21.2	(4.2%)
SAC	Euro	65.5	73.9	(11.4%)
CCPU	Euro	12.1	13.8	(11.9%)
ARPU minus CCPU	Euro	12.0	13.4	(10.5%)

(1) Includes intra-group transactions.

TABLE 9: PT MULTIMEDIA (1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS		1Q 2003	1Q 2002	Δ

Services Rendered		127.6	109.9	16.1%
Sales		35.9	42.0	(14.4%)

Operating Revenues		163.5	151.8	7.7%

Wages and Salaries		20.8	22.7	(8.3%)
Costs of Telecommunications		6.0	4.2	43.3%
Depreciation and Amortization		16.8	16.0	5.3%
Own Work Capitalized		(0.2)	(1.1)	(79.2%)
Costs of Products Sold		13.8	20.2	(31.5%)
Marketing and Publicity		6.3	6.8	(6.8%)
Other General & Administrative		77.1	74.0	4.2%
Other Net Operating Costs		12.5	6.4	95.7%

Operating Costs and Expenses		153.0	149.0	2.7%

Operating Income		10.5	2.8	278.0%

Interest and Related Expenses		2.4	8.8	(72.6%)
Goodwill Amortization		3.4	16.9	(80.1%)
Interest and Related Income		(1.2)	(4.0)	(69.7%)
Losses / (Gains) on Sales and Disposals of Fixed Assets, Net		(0.0)	(0.1)	(23.9%)
Equity in Earnings of Affiliated Companies		0.5	15.0	(96.4%)
Other Non Operating Expenses / (Income)		(0.0)	1.1	n.a.

Income Before Income Tax		5.4	(34.9)	n.a.

Provision for Income Tax		(3.8)	(3.6)	5.9%
Loss/(Income) Applicable Minority Interest		(0.6)	0.1	n.a.

Net Income		1.1	(38.5)	n.a.

OTHER FINANCIAL INFORMATION		1Q 2003	1Q 2002	Δ

EBITDA (Operating Income + Depreciation and Amortization)		27.3	18.7	45.6%
EBITDA Margin (EBITDA / Operating Revenues)		16.7%	12.3%	4.3 p.p.
Capex		15.9	15.2	4.4%
Capex as % of Revenues		9.7%	10.0%	(0.3 p.p.)

OPERATING DATA	Units	1Q 2003	1Q 2002	Δ

Pay TV
Homes Passed	thousand	2,405	2,316	3.8%
Homes Passed with interactive capabilities	thousand	2,084	1,538	35.5%
Customers	thousand	1,346	1,187	13.4%
Cable		1,038	947	9.6%
DTH		308	240	28.4%
Premium Customers	thousand	968	767	26.2%
Pay to Basic Ratio	%	71.9	64.6	7.3 p.p.
Internet Accesses (Netcabo)	thousand	162.2	75.2	115.7%
Blended ARPU	Euro	23.4	20.4	14.3%
Lusomundo
Tickets Sold	million
Portugal		2.2	2.3	(2.3%)
Daily Circulation:	thousand
Jornal de Notícias		108.9	105.9	2.9%
Diário de Notícias		54.8	59.3	(7.7%)
24 Horas		49.6	31.2	58.8%

(1) Includes intra-group transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.